BRF S.A.

Publicly-Held Company

CNPJ No. 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING HELD ON JANUARY 17, 2022

(Drawn-up as a summary, as required by article 130, Paragraph 1, of Law No. 6.404, of December 15, 1976)

1. **Date, Time and Place**: Held on January 17, 2022, at 11:00 a.m., exclusively under virtual format, pursuant to article 124, Paragraph 2-A of Law No. 6,404/1976 ("Brazilian Corporate Law") c/c article 4, Paragraph 2, item I of CVM Instruction No. 481/2009, being considered that it took place at BRF S.A.'s ("BRF" or the "Company") head office in the City of Itajaí, State of Santa Catarina, Rua Jorge Tzachel, 475, Bairro Fazenda, as provided in article 4, Paragraph 3, of CVM Instruction No. 481/2009.

2. **Call Notice and Publications**: The General Shareholders' Meeting was convened according to the call notice published in the following newspapers: **Valor Econômico** (days 17th, 20th and 21st of December, 2021, on pages A16, A8 e A4, respectively) and **Diário Oficial do Estado de Santa Catarina** (days 17th, 20th and 21 of December, 2021, on pages 85, 35/36 and 339, respectively), in compliance with the provisions of Article 124 of Brazilian Corporate Law.

3. **Attendance:** The works were installed with the presence of shareholders representing 84.45% (eighty-four point forty-five percent) of the voting capital stock of the Company, as verified by the information contained in the analytical maps prepared by the bookkeeping agent and by the Company, pursuant to article 21-W, items I and II, of the CVM Instruction No. 481/2009, and the records of the electronic system of distance attendance made available by the Company, pursuant to article 21-V of CVM Instruction No. 481/2009. Thus, the existence of a legal quorum for the holding of the Extraordinary General Shareholders' Meeting was confirmed. Also present, in accordance with the provisions of article 164 of Brazilian Corporate Law, and in accordance with the provisions of article 21-C, Paragraph 5, of CVM Instruction No. 481/2009: (i) the Chairman of the Board of Directors, Mr. Pedro Pullen Parente; (ii) the Chief Financial and Investors Relations Officer, Mr. Carlos Alberto Bezerra de Moura; (iii) the Chairman of the Fiscal Council, Mr. Attílio Guaspari; (iv) the Coordinator of the Audit and Integrity Committee, Mr. Augusto Marques da Cruz Filho; (v) the representative of the ADR depositary bank, Mr. Ricardo José Martins Gimenez; e (vi) the Company's outside

counsel, Mr. Paulo Cezar Aragão, Mrs. Ana Paula Reis and Mr. André Abbud.

4. **Board**: Chairman: Pedro Pullen Parente; Secretary: Marcus de Freitas Henriques.

5. **Agenda**: (i) to resolve on the proposal to amend the limit of authorization for capital increase, regardless of statutory reform, with the resulting amendment of article 7 and the consolidation of the Company's bylaws; (ii) to approve the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction No. 476 of January 16, 2009 and other applicable regulations, of up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR) ("Capital Increase" and "Offering", respectively); (iii) to establish that, of the total value of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Brazilian Corporate Law; (iv) to authorize, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering; (v) to authorize the Board of Directors, if the market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders; e (vi) to authorize the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

6. **Preliminary Procedures:** Before starting the works, the Secretary of the Meeting provided clarifications regarding the operation of the electronic attendance system made available by the Company and the form of manifestation of shareholders who remotely attended the Meeting, as well as informed that (i) the works of the Meeting would be recorded, provided that the copy of such recording will be filed at the Company's headquarters; (ii) any new documents eventually presented during the Meeting, which have not yet been made publicly available by the Company, could be viewed simultaneously by all remote participants; and (iii) the electronic system for attendance in the Meeting allowed shareholders to manifest themselves on the matters of the agenda and to speak to each other and to the Board. The Secretary also inquired whether any of the shareholders present had submitted a manifestation of vote by means of a distance voting form and wished to express their vote at the present Meeting, so that the guidance received by means of the distance voting form would be disregarded, as provided for in article 21-C, paragraph 2, item II of CVM Instruction No. 481/2009. Finally, the shareholders dismissed the reading of the summary Voting Map consolidating the

information provided in the analytical voting maps provided by the bookkeeping agent and by the Company itself, since such document was disclosed to the market by the Company on January 16, 2022, and the Secretary informed that all shareholders could have access to such Voting Map, including during the Meeting.

7. Deliberations Approved:

7.1. Initially, it was approved, by unanimous votes of the attending shareholders, the drawing up of the minutes of this Meeting in the form of a summary of the facts occurred, containing only the transcription of the deliberations taken, and that its publication be made with the omission of the signatures of the shareholders, as provided in paragraphs 1 and 2 of article 130 of the Brazilian Corporate Law.

7.2. It was approved, by majority of votes of the attending shareholders, with five hundred fifty-seven million, eighty thousand, nine hundred thirty-one (557,080,931) favorable votes, sixty-seven million, three hundred ninety-three thousand, one hundred forty-three (67,393,143) contrary votes and fifty-seven million four hundred ten thousand and seventy-four (57,410,074) abstentions, amend the limit of authorization for capital increase, regardless of statutory reform, with the resulting amendment of article 7 and the consolidation of the Company's bylaws. Therefore, the aforementioned statutory provision is now worded as follows:

> *"**Article 7**. The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of one billion three hundred and twenty-five million (1,325,000,000) common shares, upon deliberation of the Board of Directors."*

7.2.1. Due to the approval of the above change, the Company's bylaws will take effect with the consolidated wording that is part of these Minutes as Annex I.

7.3. It was approved, by majority of votes of the attending shareholders, with five hundred and forty-eight million, eighty thousand, five hundred and twenty-one (548,080,521) favorable votes, sixty-nine million, nine hundred forty-seven thousand, nine hundred forty-four (69,947,944) contrary votes and sixty-three million eight hundred fifty-five thousand six hundred eighty-three (63,855,683) abstentions, the Company's capital increase by means of a public offering for primary distribution, pursuant to CVM Instruction 476 of January 16, 2009 and other applicable regulations, of up to three hundred and twenty-five million (325,000,000) new common shares, registered and with no par value ("Shares"), including in the form of American Depositary Shares (ADS), represented by American Depositary Receipts (ADR) ("Capital Increase" and "Offering", respectively).

7.4. It was approved, by majority of votes of the attending shareholders, with five hundred fifty-five million, four hundred sixty-six thousand, four hundred forty-nine (555,466,449) favorable votes, sixty-two million, seven hundred thirty-five thousand, six hundred thirty-seven (62,735,637) contrary votes and sixty-three million, six hundred eighty-two thousand, sixty-two (63,682,062) abstentions, that, of the total value of the Offering: (a) five hundred million reais (R$ 500,000,000.00) shall be allocated to the capital stock; and (b) the remaining amount of the value of the Offering will be allocated to the formation of a capital reserve, in accordance with the provisions of article 182, paragraph 1, item 'a', of Brazilian Corporate Law. With regard to the Capital Increase and the Offering, please note that:

7.4.1. The issue price of the Shares ("Price per Share") and the consequent amount of the Capital Increase shall be established by the Board of Directors, pursuant to article 170, paragraph 1, of the Brazilian Corporate Law.

7.4.2. The Price per Share shall be fixed after the conclusion of the investment intention gathering procedure carried out exclusively with institutional investors ("Bookbuilding Procedure"), with respect to the following parameters: (i) the quotation of the common shares issued by the Company on B3 S.A. - Brasil, Bolsa, Balcão ("B3") and of the ADRs on the New York Stock Exchange ("NYSE"); and (ii) the indications of interest as a function of the quality and quantity of demand (by volume and price) for the Shares. Under the terms of article 170, paragraph 1, item III, of the Brazilian Corporate Law, the choice of the criteria for determining the Price per Share is justified because it will be assessed by means of the Bookbuilding Procedure and, therefore, will not promote the unjustified dilution of the Company's shareholders.

7.4.3. The Offering will be conducted (a) in Brazil, pursuant to CVM Instruction No. 476, of January 16, 2009, and other applicable legal and regulatory provisions, and (b) abroad, to be carried out, in the United States of America, including in the form of ADS, represented by ADR, listed and admitted to trading on the NYSE, in accordance with the U.S. Securities Act of 1933, and, in other countries, except Brazil and the United States of America, in compliance with the legislation in force in each country, provided that foreign investors invest in Brazil, in line with the investment mechanisms regulated by the National Monetary Council, by the Central Bank of Brazil and by the CVM, and with the participation of certain intermediary institutions to be hired by the Company's management

7.4.4. The new Shares will be entitled, on equal terms with the existing ones, to all rights granted to the latter, including dividends, interest on equity and any capital remuneration that may be declared by the Company after homologation of the Capital Increase.

7.4.5. The payment of the subscribed shares will be made in cash, in Brazilian currency, according to a procedure to be disclosed in due course.

7.4.6. The issuance of Shares by the Company as a result of the Capital Increase will be made to the exclusion of the preemptive rights of its current holders of common shares issued by the Company ("Shareholders"), pursuant to article 172, item I, of the Brazilian Corporate Law and article 8 of the Company's bylaws.

7.4.7. In order to ensure the participation of Shareholders in the Offering, priority will be granted to Shareholders for the subscription of up to the totality of the Shares to be placed by means of the Offering, in the proportion of their respective interests in the Company's total capital stock, without the possibility of apportionment of the surplus, disregarding the shares issued by the Company held in treasury, if any, in accordance with the procedure to be disclosed in due course ("Priority Right"). Shareholders owning shares of the Company on a date to be established in the Offering documents to be disclosed will have the Priority Right to subscribe for up the totality of the new Shares, the ratio being 0.402517 new share issued by the Company to be issued in the context of the Capital Increase for each share issued by the Company that the Shareholders own.

7.4.8. After compliance with the Priority Right, any remaining Shares will be allocated to professional investors, in Brazil or foreign investors, in other countries, through the intermediary institutions of the Offering.

7.5. It was approved, by majority of votes of the attending shareholders, with five hundred fifty-seven million, seven hundred sixty-eight thousand, three hundred thirty (557,768,330) favorable votes, sixty million, four hundred thirty-five thousand, one hundred twenty-three (60,435,123) contrary votes and sixty-three million, six hundred eighty thousand, six hundred ninety-five (63,680,695) abstentions, the authorization, for all legal purposes and effects, the Company's management to perform all acts necessary and/or convenient to implement the Capital Increase and the Offering.

7.6. It was approved, by majority of votes of the attending shareholders, with five hundred and sixty-one million, two hundred and eighty-three thousand, three hundred and seventy-seven (561,283,377) favorable votes, sixty-three million, fifty-three thousand, six hundred and eighty-five (63,053,685) contrary votes and fifty-seven million, five hundred forty-seven thousand, eighty-six (57,547,086) abstentions, the authorization to the Board of Directors, if the market conditions make the Capital Increase and the Offering not advisable, at its sole discretion, at any time, not to implement or cancel the Capital Increase and the Offering without the need for subsequent ratification by the Company's shareholders.

7.7. It was approved, by majority of votes of the attending shareholders, with five hundred and sixty million, eight hundred and forty-five thousand, three hundred and ninety-seven (560,845,397) favorable votes, sixty-three million, five hundred twenty-eight thousand, four hundred eighty-nine (63,528,489) contrary votes and fifty-seven million, five hundred and ten thousand, two hundred sixty-two (57,510,262) abstentions, the authorization to the Board of Directors to (a) establish the quantity of shares to be effectively issued (respecting the maximum quantity established by this EGM), (b) approve the Share Price, and (c) homologate the Capital Increase.

8. **Distance Voting:** The Company registers the receipt of distance voting forms for the present Meeting, which were fully counted as stated in the voting maps prepared by the bookkeeping agent and by the Company itself, pursuant to Article 21-W, items I and II, CVM Instruction No. 481/2009, and these voting maps are filed at the Company's headquarters.

9. **Manifestations and Documents filed at the Company:** (i) Call Notice; (ii) Management Proposal containing as annexes: (a) comparative table of the proposed amendments to the Company's Bylaws with the indication of the justification for the changes and the analysis of their legal and economic effects, in accordance with article 11, item II, of CVM Instruction No. 481/09, (b) a copy of the Company's Bylaws highlighting the proposed changes, pursuant to article 11, item I, of CVM Instruction No. 481/09, (c) a copy of the Audit Committee's Opinion and (d) Information on the Company's capital increase, pursuant to article 14, item I, of CVM Instruction No. 481/09; (iii) Powers-of-attorney and representation documents presented by the present shareholders; (iv) voting maps prepared by the bookkeeping agent and the Company itself; and (v) Manifestations of vote in writing submitted by shareholders (a) Fundação Petrobras de Seguridade Social - Petros; (b) Caixa de Previdência dos Funcionários do Banco do Brasil - Previ; (c) Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Fundo de Investimento em Ações Colorado - Investimento no Exterior. The representative of the shareholders Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Fundo de Investimento em Ações Colorado - Investimento no Exterior, Mr. Heraldo Geres, requested that it be recorded in the minutes that the matters on the agenda were approved by the majority of the shareholders present, even if the votes cast by the shareholders he represented were disregarded.

10. **Closing:** There being no further matters to be discussed, the meeting was suspended for the drawing up of the Minutes containing the summary of the facts occurred, which, after being approved, were signed by the members of the Presiding Board, and the shareholders who attended the present Meeting through the electronic system made available by the Company had their presence registered by the members of the Presiding Board and are considered to be subscribers to said minutes, pursuant

to article 21-V, paragraphs 1 and 2, of CVM Instruction No. 481/2009.

Itajaí (SC), January 17, 2022.

Board:

Pedro Pullen Parente
Chairman

Marcus de Freitas Henriques
Secretary

(Remainder of the page intentionally left blank)

***

Shareholders Present:

Attorney-at-law: Alves Ferreira e Mesquita (Ricardo Jose Martins Gimenez)
Representing IT NOW IBOVESPA FUNDO DE ÍNDICE; IT NOW IGCT FUNDO DE INDICE; IT NOW ISE FUNDO DE INDICE; IT NOW PIBB IBRX-50 FUNDO DE INDICE; ITAU CAIXA ACOES - FUNDO DE INVESTIMENTO; ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA; ITAU GOVERNANCA CORPORATIVA ACOES - FUNDO DE INVESTIMENTO; ITAU HEDGE PLUS MULTIMERCADO FD INVESTIMENTO; ITAU IBOVESPA ATIVO MASTER FIA; ITAU INDEX ACOES IBRX - FUNDO DE INVESTIMENTO; ITAU ACOES DIVIDENDOS FI; ITAU EXCELENCIA SOCIAL ACOES FI; ITAU HEDGE MULTIMERCADO FI; ITAU LONG AND SHORT PLUS MULTIMERCADO FI; ITAU INDEX ACOES IBOVESPA - FUNDO DE INVESTIMENTO; AMUNDI INDEX SOLUTIONS; GLOBAL MULTI-FACTOR EQUITY FUND; ITAU PREVIDENCIA IBRX FIA.

Attorney-at-law: ADR - Alves Ferreira e Mesquita (Ricardo Jose Martins Gimenez)
Representing The Bank of New York ADR Department.

Attorney-at-law: Conrado Rocha, André Pines e Felipe Pinheiro
Representing POLO FUNDO DE INVESTIMENTO EM ACOES.

Attorney-at-law: Eduardo Pereira, Roberto Sixel, Marcelo Trindade, Andre Pitta, Lucca Borges e Andre Dias
Representing Fundação Petrobras de Seguridade Social – PETROS.

Attorney-at-law: Mateus Boeira Garcia
Representing BRF Previdência.

Attorney-at-law: Silvio Moura, Marcos Paulo, Luiz Morgado e Vitor Vallim
Representing Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.

Attorney-at-law: Mariana Modesto Zelmanovits
Representing MOAT MULTI SEG PREV MASTER FUNDO DE INVESTIMENTO EM AÇÕES; MOAT SANTANDER PREV MASTER FUNDO DE INVESTIMENTO EM AÇÕES; MOAT CAPITAL FUNDO DE INVESTIMENTO EM AÇÕES MASTER; MOAT CAPITAL B PREVIDÊNCIA FIFE FUNDO DE INVESTIMENTO EM AÇÕES MÁSTER; MOAT CAPITAL LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO MASTER; MOAT CAPITAL EQUITY HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; MOAT PREV FUNDO DE INVESTIMENTO EM AÇÕES; MOAT PREV ITAU MASTER FUNDO DE INVESTIMENTO EM AÇÕES.

Attorney-at-law: Henrique Hauser
Representing MILES ACER LONG BIAS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; MILES VIRTUS PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO EM AÇÕES; MILES VIRTUS MASTER FUNDO DE INVESTIMENTO EM AÇÕES; MILES VIRTUS ADVISORY XP SEGUROS PREV MASTER FUNDO DE INVESTIMENTO EM AÇÕES.

Attorney-at-law: Heraldo Geres, Ricardo Araújo Rocha, Carlos Barbosa Mello e Leonardo Diogo Batista
Representing Marfrig Global Foods S.A.

Attorney-at-law: Heraldo Geres, Ricardo Araújo Rocha, Carlos Barbosa Mello e Leonardo Diogo Batista
Representing Marfrig Overseas Ltd.

Attorney-at-law: Heraldo Geres, Ricardo Araújo Rocha, Carlos Barbosa Mello e Leonardo Diogo Batista
Representing Fundo de Investimento em Ações Colorado – Investimento no Exterior

Attorney-at-law: Fabio Jorge Resegue e Roberto Jorge Cozzari
Representing BANCO J.P.MORGAN S/A; ATACAMA MULTIMERCADO FUNDO DE INVESTIMENTO.

Attorney-at-law: Raquel Vieira Diniz
Representing SANTANDER ETHICAL AÇÕES SUSTENTABILIDADE FUNDO DE INVESTIMENTO; SANTANDER FUNDO DE INVESTIMENTO IBOVESPA ATIVO INSTITUCIONAL AÇÕES; SANTANDER FUNDO DE INVESTIMENTO IBOVESPA PASSIVO AÇÕES; SANTANDER FUNDO DE INVESTIMENTO EM AÇÕES MIRANTE; SANTANDER PREV AÇÕES IBOVESPA ATIVO FUNDO DE INVESTIMENTO; SANTANDER PREV ETHICAL AÇÕES SUSTENTABILIDADE FUNDO DE INVESTIMENTO; SANTANDER PREV VERTIX IBOV ATIVO AÇÕES FUNDO DE INVESTIMENTO; SANTANDER FUNDO DE INVESTIMENTO IBRX AÇÕES

Attorney-at-law: Bruno Mauad e Hegler Horta
Representing KAPITALO MASTER I FUNDO DE INVESTIMENTO MULTIMERCADO; KAPITALO MASTER II FUNDO DE INVESTIMENTO MULTIMERCADO; KAPITALO ALPHA GLOBAL MÁSTER FIM; KAPITALO TARKUS MÁSTER FI EM AÇÕES; KAPITALO K10 MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; KAPITALO K10 PREVIDÊNCIA MASTER FI; KAPITALO SIGMA LLC - BEM - DISTRIBUIDORA DE TITULOS E VALORES; KAPITALO KAPPA PREVIDENCIA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO

EDUARDO REIBSCHEID

ALEX RENATO DE MOURA FONTANA

LUIZ HENRIQUE MENDES

Distance Voting Form send by the bookkeeper

Representing ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ALASKA COMMON TRUST FUND; ALASKA PERMANENT FUND; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AMERICAN HEART ASSOCIATION, INC.; ARERO - DER WELTFONDS -NACHHALTIG; ARIZONA PSPRS TRUST; ASCENSION ALPHA FUND, LLC; ASSET MANAGEMENT EXCHANGE UCITS CCF; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; AVIVA INVESTORS; AVIVA LIFE PENSIONS UK LIMITED; AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX; BARRA FUNDO DE INVESTIMENTO EM ACOES; BELLSOUTH CORPORATION RFA VEBA TRUST; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK GLOBAL INDEX FUNDS; BLACKROCK INSTITUTIONAL TRUST COMPANY NA; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; BLK MAGI FUND; BMO MSCI EMERGING MARKETS INDEX ETF; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; BP PENSION FUND; BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; CALVERT EMERGING MARKETS ADVANCEMENT FUND; CENTRAL PROVIDENT FUND BOARD; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; CHEVRON UK PENSION PLAN; CIBC EMERGING MARKETS INDEX FUND; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD; CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND; CITITRUST LTD A T VANGUARD FDS SERIES VANGUARD INCOME FUND; CITY OF LOS ANGELES FIRE AND POLICE PENSION PLAN; CITY OF NEW YORK GROUP TRUST; CLINTON NUCLEAR POWER PLANT QUALIFIED FUND; COLLEGE RETIREMENT EQUITIES FUND; COLONIAL FIRST STATE INVESTMENT FUND 10; COLONIAL FIRST STATE INVESTMENT FUND 50; COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR; COMMONWEALTH BANK GROUP SUPER; COMMONWEALTH EMERGING MARKETS FUND 6; COMMONWEALTH SUPERANNUATION CORPORATION; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; CONSTRUCTION BUILDING UNIONS SUPER FUND; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F; DELA DEPOSITARY ASSET MANAGEMENT B.V.; DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; DESJARDINS RI

EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EUROPEAN CENTRAL BANK; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; FIDEICOMISO FAE; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; FORSTA AP-FONDEN; FRANKLIN LIBERTYSHARES ICAV; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; FUTURE FUND BOARD OF GUARDIANS; GENERAL PENSION AND SOCIAL SECURITY AUTHORITY; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; H.E.S.T. AUSTRALIA LIMITED; HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; IBM 401 (K) PLUS PLAN; NN (L); IMCO EMERGING MARKETS PUBLIC EQUITY LP; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; INTERNATIONAL MONETARY FUND; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; INVESCO RAFI FUNDAMENTAL GLOBAL INDEX TRUST; INVESCO STRATEGIC EMERGING MARKETS ETF; INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; IRISH LIFE ASSURANCE PLC; MANAGED PENSION FUNDS LIMITED; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; ISHARES II

PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES IV PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI ETF; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI BRAZIL ETF; ISHARES MSCI BRIC ETF; ISHARES MSCI EMERGING MARKETS ETF; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; ISHARES PUBLIC LIMITED COMPANY; ISHARES V PUBLIC LIMITED COMPANY; IVESCO FTSE RAFI EMERGING MARKETS ETF; JOHN HANCOCK FUNDS II EMERGING MARKETS FUND; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T; JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST; KAISER FOUNDATION HOSPITALS; KAISER PERMANENTE GROUP TRUST; KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND; KAPITALFORENINGEN INVESTIN PRO, GLOBAL EQUITIES I; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III; KAPITALFORENINGEN PENSAM INVEST, PSI 3 GLOBALE AKTIER 3; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; LAERERNES PENSION FORSIKRINGSAKTIESELSKAB; LEBLON 70 BRASILPREV FUNDO DE INVESTIMENTO MULTIMERCADO FIFE; LEBLON ACOES I MASTER FIA; LEBLON ACOES II MASTER FIA; LEBLON ICATU PREVIDENCIA FIM; LEBLON PREV FIM FIFE; LEGAL & GENERAL ICAV; LEGAL & GENERAL INTERNATIONAL INDEX TRUST; LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND; LEGAL GENERAL CCF; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; MACQUARIE MULTI-FACTOR FUND; MACQUARIE TRUE INDEX EMERGING MARKETS FUND; MERCER QIF FUND PLC; MERCER UCITS COMMON CONTRACTUAL FUND; MINISTRY OF ECONOMY AND FINANCE; MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND; MSCI ACWI EX-U.S. IMI INDEX FUND B2; MSCI EQUITY INDEX FUND B – BRAZIL; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL EMPLOYMENT SAVINGS TRUST; NEW AIRWAYS PENSION SCHEME; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; NEW YORK STATE COMMON RETIREMENT FUND; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NN (L) FIRST CLASS MULTI ASSET PREMIUM; NN (L) FIRST CLASS MULTI ASSET; NN PARAPLUFONDS 1 N.V; NORDEA 2 SICAV; NORDEA EQUITY OPPORTUNITIES FUND; NORGES BANK; NORTHERN EMERGING MARKETS

EQUITY INDEX FUND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; NORTHERN TRUST INVESTIMENT FUNDS PLC; NORTHERN TRUST UCITS FGR FUND; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; PARAMETRIC TMEMC FUND, LP; PEOPLE S BANK OF CHINA; PHILADELPHIA GAS WORKS PENSION PLAN; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; PIMCO RAE EMERGING MARKETS FUND LLC; POOL REINSURANCE COMPANY LIMITED; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; PUBLIC SECTOR PENSION INVESTMENT BOARD; QIC INTERNATIONAL EQUITIES FUND; QIC LISTED EQUITIES FUND; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; QSUPER; RAJADA FIM CP IE; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT; SCRI-ROBECO QI CUST EMERG MARKETS ENHANCED INDEX EQUIT FUND; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; SPDR MSCI ACWI EX-US ETF; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; SPDR SP EMERGING MARKETS FUND; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; SSGA SPDR ETFS EUROPE I PLC; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; STANLIB FUNDS LIMITED; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF WYOMING; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; STATE STREET EMERGING MARKETS EQUITY INDEX FUND; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; STATE STREET ICAV; STATE STREET IRELAND UNIT TRUST; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; STICHTING DEPOSITARY APG EMERGING

MARKETS EQUITY POOL; STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN; STICHTING PENSIOENFONDS ING; STICHTING PENSIOENFONDS PGB; STICHTING PHILIPS PENSIOENFONDS; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; SUNSUPER SUPERANNUATION FUND; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT ALLOWANCES; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; THE BOARD OF THE PENSION PROTECTION FUND; THE DFA INV T CO ON BEH ITS S THE EM SLL CAPS; THE EMERGING M.S. OF THE DFA I.T.CO.; THE MASTER TRUST BANK OF JAP LTD. AS TR. FOR MTBJ400045829; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; THE TEXAS EDUCATION AGENCY; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; THRIVENT CORE EMERGING MARKETS EQUITY FUND; THRIVENT INTERNATIONAL ALLOCATION FUND; THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; TRINITY COLLEGE CAMBRIDGE; UPS GROUP TRUST; UTAH STATE RETIREMENT SYSTEMS; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD ESG INTERNATIONAL; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; VANGUARD INVESTMENT SERIES PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER; VOYA EMERGING MARKETS INDEX PORTFOLIO; WASHINGTON STATE INVESTMENT BOARD; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; WEST YORKSHIRE PENSION FUND; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; WISDOMTREE ISSUER ICAV; WM POOL - EQUITIES TRUST NO 74; WM POOL - EQUITIES TRUST NO. 75; XTRACKERS (IE) PUBLIC

LIMITED COMPANY; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; XTRACKERS.

Distance Voting Form send directly to the Company

Representing ALESSANDRO ROSA BONORINO; ALMIR SEBASTIAO ZANON XAVIER; ANA MARIA GONCALVES FURLAN; ANTONIO CARLOS CESCO; ATAULFO LLC; BRADESCO FF INDICE ATIVO FUNDO DE INVESTIMENTO EM ACOES; BRADESCO FI EM ACOES ARAUCARIA; BRADESCO FIA EQUITIES; BRADESCO FIA IBOVESPA PLUS; BRADESCO FIA IBRX MULTIPATROCINADO; BRADESCO FIA INSTITUCIONAL IBRX ATIVO; BRADESCO FIA MASTER IBOVESPA; BRADESCO FIA MASTER IBRX; BRADESCO FIA MASTER PREVIDENCIA; BRADESCO FIA SMART ALLOCATION; BRADESCO FIA SUPER ACAO; BRADESCO FUNDO DE INVESTIMENTO EM ACOES MASTER PREVIDENCIA I; BRADESCO FUNDO DE INVESTIMENTO EM ACOES SALUBRE; BRADESCO FUNDO DE INVESTIMENTO EM ACOES ZINCO; BRADESCO FUNDO MUTUO DE PRIVATIZACAO FGTS CL; BRADESCO H FI EM ACOES IBOVESPA; BRADESCO H FIA SRI; BRADESCO MULTIPORTFOLIO FMP - FGTS CL; BRADESCO PRIVATE FIA IBOVESPA ATIVO; BRADESEG PARTICIPACOES S/A; BRAM FIA IBOVESPA ATIVO; BRAM FIA IBRX ATIVO; BRAM FUNDO DE INVESTIMENTO EM ACOES; BRAM FUNDO DE INVESTIMENTO EM ACOES IBOVESPA; BRAM FUNDO DE INVESTIMENTO EM ACOES IBRX-50; BRAM H FI EM ACOES IBOVESPA GESTAO; BRAM H FI EM ACOES PASSIVO IBRX; BRAM H FIA INSTITUCIONAL; BRUNO MACHADO FERLA; BTG PACTUAL B3 IBOVESPA FUNDO DE INDICE; CANIS FIM CP; CARLOS ALBERTO TONIAL; CBX FIA IE; CIRCINUS FIM CP IE COMSHELL CONCHA FUNDO DE INVESTIMENTO EM ACOES; DIVA HELENA FURLAN; DOUGLAS BARDINI CORAL; EDUARDO FONTANA D AVILA; ETF BRADESCO IBOVESPA FUNDO DE INDICE; FABIO DUARTE STUMPF; FIA GUAXE MASTER; FUNDO DE INVESTIMENTO DE ACOES MEAIPE IBX ATIVO; FUNDO DE INVESTIMENTO EM ACOES IBOVESPA 157; GABRIELLA FURLAN VILLARES; GRAZIELLE PARENTI HOMEM DE MELLO; GUILHERME BRANDT; GUSTANOMIA FUNDO DE INVESTIMENTO EM COTAS DE FUNDO DE INVEST; HELIUS LUX LB MASTER FIM; HUGO RENATO ARCANGELETTI URSO; INDIARA KURTZ DANELLI MANFRE; JAKARTA FI ACOES; JOAO PEREIRA FILHO; JOSE LOURENCO PEROTTONI; JOSE LUIZ SERRA; JUNO FIM CP; LEBLON EQUITIES INSTITUCIONAL I FUNDO DE INVESTIMENTO DE ACO; LEONARDO CAMPO DALLORTO; LIBRA FIM CP INV NO EXTERIOR; LORIANO ANDRE RIGO; LORIVAL NOGUEIRA LUZ JUNIOR; LUCILA MARIA FURLAN; LUIZ ANTONIO JUNQUEIRA FRANCO; LUIZ FERNANDO FURLAN; LUIZ GOTARDO FURLAN; MAICON MATA DOS SANTOS; MANOEL REINALDO MANZANO MARTINS JUNIOR; MARCEL SACCO; MARCELA PASSOS FURLAN; MARCELO SUAREZ DE SOUSA; MARCOS ROBERTO BADOLLATO; MAURICIO ANGELO CHEROBIN; NOBLE HOUSE FIA; NUTREN FUNDO DE INVESTIMENTO EM ACOES; O3 MASTER FIA; ODYLLA FONTANA D'AVILA; OSORIO HENRIQUE FURLAN JUNIOR; RAFAEL FARIAS FERREIRA; REGIANE NOBREGA DE SOUZA; RITA DE CASSIA VIEIRA PELLEGRINO; ROSANGELA APARECIDA DE SOUZA

BARBOSA; SAFRA ARQUIMEDES LONG BIAS MASTER FI ACOES BDR NIVEL I; SAFRA CARTEIRA INSTITUCIONAL FI MULTIMERCADO; SAFRA CARTEIRA PREMIUM FIM; SAFRA CONSUMO MASTER FIA; SAFRA EQUITY PORTFOLIO MASTER FIA; SAFRA ESG STRATEGY MASTER FUNDO DE INVESTIMENTO EM ACOES; SAFRA EXPORTACAO FUNDO DE INVESTIMENTO EM ACOES; SAFRA FERMAT MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; SAFRA GALILEO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; SAFRA GALILEO PLUS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; SAFRA GLOBAL EQUITIES FIM; SAFRA INDEX MASTER FIA; SAFRA KAFKA MASTER FIM CP INVESTIMENTO NO EXTERIOR; SAFRA MAXWELL MACRO MASTER FIM; SAFRA MAXWELL MACRO PLUS MASTER FUNDO DE INVESTIMENTO MULTIM; SAFRA PIRATINI FIM; SAFRA PREV ACOES FUNDO INVESTIMENTO EM ACOES; SAFRA PREV BHASKARA MASTER FIA PREVIDENCIARIO; SAFRA PREV COPERNICO FIM PREVIDENCIARIO; SAFRA PREV MAXWELL FUNDO DE INVESTIMENTO MULTIMERCADO PREVID; SAFRA PREV MULTI ESTRATEGIA FI MULTIMERCADO PREVIDENCIARIO; SAFRA PREV TOTAL RETURN FUNDO DE INVESTIMENTO EM ACOES PREVI; SAFRA PREV VESALIUS MASTER FIM CP PREVIDENCIARIO; SAFRA PRIVATE-FUNDO DE INVESTIMENTO EM ACOES; SIDNEY ROGERIO MANZARO; SUL AMERICA EQUITIES FUNDO DE INVESTIMENTO EM ACOES; SUL AMERICA FAMILIA PREVIDENCIA FIA; SUL AMERICA SELECTION FUNDO DE INVESTIMENTO EM ACOES; SULAMERICA FIA MASTER PREV; SULAMERICA LONG BIASED FUNDO DE INVESTIMENTO MULTIMERCADO; SULAMERICA MIX 15 - IV FI MULTIMERCADO; SULAMERICA MIX 20 FIM; SULAMERICA MIX 30 - IV FIM; SULAMERICA MIX 40 FI MULTIMERCADO; SULAMERICA MIX 49 I FI MULTIMERCADO; SULAMERICA PRESTIGE TOTAL PREV FI MULTIMERCADO; SULAMERICA SELECTION MASTER I FUNDO DE INVESTIMENTO EM ACOES; SULAMERICA SHELL PREV 49 FIM; VILTO MICHELS MEURER; ZOE SILVEIRA D AVILA.

Exhibit I of the Minutes of the Extraordinary General Shareholders' Meeting Held on January 17, 2022.

BRF S.A.

CNPJ/MF Nº 01.838.723/0001-27

Publicly-Held Company

BYLAWS

I. NAME, HEAD OFFICE, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. ("Company") is a publicly held company, which is ruled by this Bylaws, by Law nº 6.404, of December 15, 1976, as amended ("Brazilian Corporation Law") and by the other applicable laws and regulations.

Paragraph One - With the entry of the Company into the special listing segment referred as Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Regulation of the Novo Mercado of B3 ("Regulation of the Novo Mercado").

Paragraph Two - The provisions of the Regulation of the Novo Mercado shall prevail over the statutory provisions, in the event of prejudice to the rights of the beneficiaries of the public offers provided in this Bylaws.

Article 2. The Company´s head office and venue are in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, Zip Code 88.301-600, being able to establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3. It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i) the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii) the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

(iii) the provision of food services in general;

(iv) the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

(v) the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;

(vi) the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vii) the export and the import of production and consumer goods;

(viii) the provision of services of transportation, logistics and distribution of cargo and food in general;

(ix) the participation in other companies, aiming the broadest achievement of the corporate purposes;

(x) the participation in any project for the operation of the Company´s business;

(xi) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter;

(xii) manufacture and commercialization of organic chemical products derived from animal slaughter; and

(xiii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter.

Sole Paragraph - Sole Paragraph - The Company may also engage, directly or through third parties, in the activities of support to the core business indicated in the Article 3º above, such as:

(i) ancillary activities of administrative, technical or operational support related to the creation of conditions for the better performance of its main activities;

(ii) transportation of cargo in general;

(iii) storage and stocking services of products and other services relating thereto;

(iv) activities of promotion and reposition of its products in the retail and in exposition points and sale to the end consumer, including the necessary support to the clients that allows the packaging and visualization of the products;

(v) services of receipt and allocation of raw material to be used in the production;

(vi) services of repair, maintenance and conservation of machinery and vehicles;

(vii) the promotion of activities, programs, technical assistance and promotion that aim the national agricultural development;

(viii) the industrialization, exploration and commercialization of packaging of any nature;

(ix) the exploration and creation of animals in general;

(x) the commercialization of commodities in general;

(xi) the research and development of techniques of production and of improvement of the genetic matrices of the Company;

(xii) the activities of reforestation, extraction, industrialization and commercialization of woods;

(xiii) the commercialization de real estates, properties, including machinery, equipment and vehicles, of the fixed assets, to meet with the activities inserted in the corporate purpose of the Company described in this article; and

(xiv) services of fuel supply for its own fleet or for third parties service providers, specially of freight, transportation, logistics and distribution.

Article 4. The term of duration of the Company is undetermined.

II. CAPITAL STOCK

Article 5. The Company´s capital stock is of twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six cents (R$ 12,553,417,953.36), fully subscribed and paid-in, divided into eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six (812,473,246) common shares, all nominative and with no par value.

Paragraph One - The Company may not issue preferred shares or beneficiary parties.

Paragraph Two - The shares issued by the Company are indivisible and each common share entitles one vote in the deliberations of the General Shareholders' Meetings.

Article 6. All the shares issued by the Company are in book-entry form and, according to deliberation of the Board of Directors, kept in deposit account, with a financial institution authorized by Comissão de Valores Mobiliários – CVM ("CVM"), on behalf of its holders.

Sole Paragraph. The cost of the transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly from the shareholder by the bookkeeping institution, as it is defined in the agreement of the bookkeeping of shares.

Article 7. The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of one billion three hundred and twenty-five million (1,325,000,000) common shares, upon deliberation of the Board of Directors.

Paragraph One - In the event provided in the head paragraph of this Article, it shall be incumbent on the Board of Directors to fix the issuance price and the number of shares to be issued, as well as the term and the conditions of payment in.

Paragraph Two - Within the limit of the authorized capital, the Board of Directors may, still: (i) deliberate the issuance of subscription bonus; (ii) according to the plan approved by the General Shareholders' Meeting, grant stock option, without the shareholders having preemptive right in the granting of the options or subscription of the respective shares; (iii) approve the increase of the capital stock upon the capitalization of profits or reserves, with or without bonus shares; and (iv) deliberate the issuance of debentures convertible into shares.

Article 8. At the discretion of the Board of Directors or of the General Shareholders' Meeting it may be excluded or reduced the preemptive right of the shareholders, in any issuance of shares, debentures convertible into shares and subscription bonus, whose placement is made through sale in the stock exchange, public subscription or exchange for shares in public offer of purchase of control, as provided in the Law and in this Bylaws.

Article 9. The failure of the shareholder in the payment of the capital it subscribed will imply in the charge of interest of one percent (1%) per month, *pro rata temporis*, monetary adjustment based on the variation of the General Market Price Index – IGP-M, disclosed by Fundação Getúlio Vargas – FGV, or another index that reflects the real loss of the power of purchase of the currency in the period, at the discretion of the Board of Directors of the Company, in the smallest periodicity legally admitted, and fine of ten percent (10%) on the value of the obligation, without prejudice to the other applicable legal sanctions.

Article 10. By deliberation of the General Shareholders' Meeting, by virtue of the proposal of the Board of Directors, the Company´s capital stock may be increased according to events provided in the law, being certain that in cases of capitalization of profits

or reserves, it is optional the issue of new shares corresponding to the increase, among its shareholders, *pro-rata* the number of shares they hold.

III. GENERAL SHAREHOLDERS' MEETING

Article 11. The General Shareholders' Meeting, convened and installed according to the law and to this Bylaws, shall occur ordinarily within the first four (4) months following the end of the fiscal year and, extraordinarily, whenever the interests and corporate subjects require deliberation of the shareholders.

Article 12. The General Shareholders' Meeting shall be convened by the Board of Directors upon deliberation of the majority of its members or, still, in the events provided in this Bylaws and in the Sole paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all the shareholders, the material and documents necessary for the analysis of the matters contained in the Agenda, except the cases in which the law or the regulation in force requires its availability in a longer term.

Article 13. The General Shareholders' Meeting shall be installed, on first call, with the attendance of shareholders representing, at least, twenty five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph One - The Extraordinary General Shareholders' Meeting that has as purpose the amendment to this Bylaws will be installed, on first call, with the attendance of shareholders that represent, at least, two thirds (2/3) of the capital stock but may be installed, on second call, with any number of shareholders present.

Paragraph Two - Subject to the exceptions provided in the applicable regulation, the first call of the General Shareholders' Meeting shall be made with, at least, thirty (30) days in advance and the second call with, at least, eight (8) days.

Paragraph Three - The works of the General Shareholders' Meeting shall be presided by the Chairman of the Board of Directors or, in his absence, by the Vice President. In the cases of absence or temporary impediment of the Chairman and of the Vice President of the Board of Directors, the General Shareholders' Meeting shall be presided by a Director specially appointed by the Chairman of the Board of Directors. The chairman of the board shall appoint one or more secretaries for the General Shareholders' Meeting.

Article 14. The deliberations in the General Shareholders' Meeting, with the exception of the provisions in the law and in this Bylaws, shall be taken by absolute majority of votes

of the attendees, the votes in blank not being counted.

Paragraph One - The General Shareholders' Meeting may only resolve the subjects of the agenda contained in the respective call notice, with the exceptions provided in the Brazilian Corporation Law, being prevented the inclusion, in the agenda of the General Shareholders' Meeting, matters named "other subjects" or "general subjects" or equivalent expressions.

Paragraph Two - From the works and deliberations of the General Shareholders' Meeting, the minutes shall be drawn up, which shall be signed by the members of the board of works of the General Shareholders' Meeting and by the shareholders present that represent, at least, the majority necessary for the deliberations taken.

Article 15. For the benefit of the development of the works of the General Shareholders' Meetings, the shareholders or their representatives shall present, with, at least, five (5) days in advance, besides the identity card, as the case may be: (i) a power of attorney with certification of the signature of the grantor and/or the documents that evidence the powers of the legal representative of the shareholder; and/or (ii) relatively to the shareholders participants of the fungible custody of book-entry shares, the statement containing the respective equity interest, issued by the financial institution responsible for the custody.

Paragraph One - Without prejudice to the provision in head paragraph of this Article, the shareholder that attends the General Shareholders' Meeting with the documents that evidence its status of shareholder may participate and vote at the meeting.

Paragraph Two – The Company will adopt, in the inspection of the documentation for the due representation of the shareholder, the principle of good-faith.

Article 16. It is competence of the General Shareholders' Meeting, besides the other assignments provided in law and in this Bylaws:

(i) attribute bonifications in shares and decide on eventual grouping and splitting of shares;

(ii) approve stock option plans or subscription of shares or granting of plans of shares to the Management and employees or to the individuals who provide services to the Company, as well as to the Management and employees or to individuals who provide services to other companies that are controlled, directly or indirectly, by the Company;

(iii) resolve, according to the proposal presented by the Management, the destination of the profit of the fiscal year and the distribution of dividends;

(iv) resolve on the delisting of the Company from the Novo Mercado;

(v) establish the compensation of the Fiscal Council in the form of the Law and this Bylaws; and

(vi) approve, in accordance with the terms of the Regulation of the Novo Mercado, the waiver of the presentation of the Public Offer of Purchase of Shares in case of delisting of the Novo Mercado.

Article 17. The General Shareholders' Meeting will establish annually the amount of the global annual compensation of the Management da Company, including benefits of any nature and the representation funds, in view of their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, being incumbent on the Board of Directors to establish the criteria for of the *pro-rata* of the global compensation among the Management.

Article 18. The General Shareholders' Meeting may suspend the exercise of the rights of the shareholder that does not comply with a legal or statutory obligation, ceasing the suspension as soon as the obligation is complied with.

Paragraph One - The shareholders that represent five percent (5%), at least, of the capital stock, may convene the General Shareholders' Meeting mentioned in the head paragraph of this Article when the Board of Directors does not meet, in the term of eight (8) days, the request that they present to convene one, with the indication of the obligation breached and the identification of the defaulting shareholder.

Paragraph Two - It shall be incumbent on the General Shareholders' Meeting that approves the suspension of the rights of the shareholder to also establish, among other aspects, the scope and duration of the suspension, observing the preventions provided in the law.

Paragraph Three - The suspension of the rights will cease as soon as the obligation is fulfilled, and the said shareholder shall communicate the Company its fulfillment.

IV. MANAGEMENT

Section I – General Provisions to the Bodies of the Management

Article 19. The Company´s Management is carried out by the Board of Directors and by the Board of Officers, with the respective assignments granted by law and by this Bylaws.

Paragraph One - The management of the Company are waived from providing guarantee for the exercise of the function.

Paragraph Two - The management of the Company will be invested in their positions upon the execution of the term of investiture in the proper books, which shall also contemplate their subordination to the arbitration clause referred in Article 47, and which shall contain the consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph Three - It is expressly forbidden, and it shall be null and void the act practiced by any management of the Company, that involves it in obligations related to business and operations alien from the corporate purpose, without prejudice of the civil or criminal responsibility, as the case may be, to which the violator of this disposition will be subject.

Paragraph Four - The term of office of the management of the Company will be extended until the investiture of their respective successors.

Section II – Board of Directors

Article 20. The Board of Directors is composed by, at least, nine (9) and, up to, eleven (11) effective members, all elected and dismissible by the General Shareholders' Meeting, with unified term of office of two (2) years, reelection being allowed.

Paragraph One - Of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, according to the criteria and rules provided in the Regulation of the Novo Mercado.

Paragraph Two - When, due to the calculation of the percentage referred in the paragraph above, the result generates a fractional number, the Company shall proceed to the rounding of the number to the one immediately above.

Paragraph Three. The characterization of the those appointed to the Board of Directors as Independent Directors shall be deliberated at the General Shareholders' Meeting that elects them, which can base its decision: (i) on the declaration, forwarded by the one appointed as Independent Director to the Board of Directors, attesting its compliance with the criteria of independence established in the Regulation of the Novo Mercado, contemplating the respective justification, if verified any of the situations provided in § 2 of article 16 of the referred Regulation of the Novo Mercado; and (ii) the manifestation of the Board of Directors, inserted in the management proposal to the General Shareholders' Meeting for the election of the Management, as to the compliance or not of the candidate with the criteria of independence.

Paragraph Four - The procedure provided in Paragraph Three above is not applied to the appointments of candidates to members of the Board of Directors that do not meet the time in advance necessary for inclusion of candidates in the distance voting form, as provided in the regulation issued by CVM on distance voting.

Paragraph Five - The Board of Directors shall assess and disclose annually who are the Independent Directors, as well as to appoint and justify any circumstances that may jeopardize their independence.

Paragraph Six - As to the election of the members of the Board of Directors, the General Shareholders' Meeting shall appoint a Chairman and a Vice President, the Vice President shall substitute the Chairman in his absences or impediments, as well as in case of vacancy.

Paragraph Seven - Whenever the General Shareholders' Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal of full plate of candidates for the vacancies in the Board of Directors, including appointment for the positions of Chairman and Vice President of the Board of Directors, which shall be submitted to the approval of the General Shareholders' Meeting.

Paragraph Eight - If any shareholder wants to appoint one or more candidates to compose the Board of Directors that do not integrate the plate proposed as provided in Paragraph Seven of this article, such shareholder shall notify the Company proposing another plate to run for the positions at the Board of Directors of the Company, in writing and preferably with at least five (5) days in advance of the date scheduled for the General Shareholders' Meeting, informing the name, the qualification and the complete professional resumé of the candidate(s), being incumbent n the Company to provide its immediate disclosure, by means of a Notice to the Shareholders through the electronic system available at the website of CVM. The Company will not accept the registration of any plate, nor the exercise of the voting right in the election of the members of the Board of Directors, in circumstances that configure violation to the dispositions of the applicable regulation.

Paragraph Nine - It is forbidden the presentation of more than one plate by the same shareholder. However, one individual may be part of two or more plates, including the one proposed in the terms of Paragraph Eight above.

Paragraph Ten - If it receives written request of adoption of the procedure of multiple voting, in the form of Article 141, Paragraph One of the Brazilian Corporation Law, the Company shall disclose the request and content of such request, immediately, by means of a Notice to the Shareholders through the electronic system available at the website of CVM or in the form defined by the law or by CVM.

Paragraph Eleven - If the election of the Board of Directors occurs by means of the procedure of multiple voting, each member of the plates presented in the form of this Article will be considered a candidate for the position of director.

Paragraph Twelve - Whenever the election occurs by the procedure of multiple voting, the dismissal of any member of the Board of Directors by the General Shareholders' Meeting will imply in the dismissal of all the other members, proceeding to a new election.

Paragraph Thirteen - In the events of vacancy of positions of effective members of the Board of Directors, the remaining members shall appoint a substitute who will fill in the position until the next General Shareholders' Meeting, occasion on which it will be elected a new director to complete the term of office. In case of simultaneous vacancies above one third (1/3) of its members, a General Shareholders' Meeting will be convened, within thirty (30) days of this event, for the election of the substitutes, whose term of office will coincide with the term of office of the other directors.

Paragraph Fourteen – The members of the Board of Directors shall have impeccable reputation, not being able, except as approved at the General Shareholders' Meeting, to be elected those that (i) occupy positions in companies that may be considered as competitors of the Company; or (ii) have or represent conflicting interest with the Company. If, after the election of the member of the Board of Directors any fact that configures event of impediment for the holding of the position of director, provided in the Brazilian Corporation Law or in this paragraph, the member who is subject to the impediment undertakes to immediately present his resignation to the Chairman of the Board of Directors.

Subsection II.1 – Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, ~~once per month~~ at least 8 (eight) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, drawing up minutes of these meetings in the proper book.

Paragraph One - The call for the meetings of the Board of Directors will be given, in writing, by means of a letter, telegram, e-mail or other form that allows the proof of receipt of the call by the recipient, and shall contain, besides the place, date and time of the meeting, the agenda.

Paragraph Two - The meetings of the Board of Directors shall be convened with, at least, five (5) business days in advance. On the same call date of the meeting, the material and documents necessary to the consideration of the issues of the agenda of the meeting of the Board of Directors shall be made available to the directors.

Paragraph Three - Regardless of the formalities of the call, it will be considered regular the meeting at which all the members of the Board of Directors are present.

Paragraph Four - The meetings of the Board of Directors shall be installed, on first call, with the presence of, at least, two thirds (2/3) of its members. On second call, which shall be

object of a new communication to the directors in the form of Paragraph One of this Article, sent immediately after the date established for the first call, the meeting will be installed with the presence of the simple majority of the directors.

Paragraph Five - If necessary, the holding of meetings of the Board of Directors or the participation of the directors at the meetings of the Board of Directors may be carried out by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this circumstance, the director shall be considered present at the meeting, and the vote will be considered valid for all legal purposes and incorporated into the minutes of the referred meeting.

Paragraph Six - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or of any management bodies, exercise the vote or, in any form, intervene in the subjects in which he is, directly or indirectly, in a situation of conflicting interest with the interests of the Company, in terms of the Law.

Paragraph Seven - The deliberations of the Board of Directors shall be taken by the majority of the votes of those present, being incumbent on the Chairman of the Board of Directors the casting vote in the cases of a draw.

Paragraph Eight - The minutes of the meetings of the Board of Directors shall be worded clearly and record the decisions taken, the people present, the dissenting votes and the vote abstentions.

Article 22. In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed, in writing, who, besides his own vote, will express the vote of the director absent or temporarily impeded.

Paragraph One - In the event of absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice President.

Paragraph Two - In the event of absence or temporary impediment do Vice President, will be incumbent on the Chairman to appoint, among the other members of the Board of Directors, the substitute.

Subsection II.2 - Competence

Article 23. It is competence of the Board of Directors, besides the other assignments provided in the law and this Bylaws:

(i) establish the general guidance of the Company´s business, considering the impacts of the Company´s activities on the society and on the environment, aiming the continuity of the Company and the creation of value in the long term;

(ii) define the values and ethical principles of the Company and ensure the maintenance of the Company´s transparency in the relationship with all the interested parties;

(iii) elect and dismiss the members of the Board of Officers of the Company or of its controlled companies, directly and indirectly, and establish their assignments, observing the provision of this Bylaws;

(iv) inspect the management of the members of the Board of Officers, examine at any time the books and papers of the Company, request information on agreements executed or about to be executed and on any other acts;

(v) convene the General Shareholders' Meeting when judged convenient and in the cases provided in Law;

(vi) manifest on the Management report, the accounts of the Board of Officers and the financial statements related to each fiscal year;

(vii) distribute among the members of the Board of Directors and of the Board of Officers the annual global compensation established by the General Shareholders' Meeting and establish the criteria for the participation in the profits of the employees and Management, as provided in this Bylaws;

(viii) authorize the incorporation and winding-up of controlled companies, direct or indirectly, by the Company;

(ix) choose and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x) propose to the General Shareholders' Meeting the issue of new shares of the Company above the limit of the authorized capital;

(xi) except in the cases of competence of the General Shareholders' Meeting, in the terms of the regulation issued by CVM, deliberate (a) the purchase of shares issued by the Company for maintenance in treasury or for use in plans approved by the General Shareholders' Meeting; and (b) the eventual sale or cancelation of such shares;

(xii) resolve the issue by the Company or by its controlled companies, directly and indirectly, of debentures not convertible into shares, promissory notes (commercial paper) and other

similar credit titles;

(xiii) resolve the issue by the Company of shares, subscription bonus and debentures convertible into shares, within the limit of the authorized capital, establishing the amount, the conditions of payment in and the respective subscription prices and premium, as well as if it will be ensured the preemptive right to the shareholders or reduced the term for its exercise, as authorized by the law in force;

(xiv) resolve the preparation of semiannual balance sheets of the Company or related to shorter periods, as well as to declare interim dividends to the account of profits calculated in these balance sheets, or to the Account of Accrued Profits or of Profits Reserve existing in the last annual or semiannual balance sheet, in the form provided in law and/or the distribution of capital interest, as provided in Law nº 9.249, of December 26, 1995, as amended;

(xv) approve the policy on the payment of dividends of the Company;

(xvi) propose to the Annual General Shareholders' Meeting, observing the limits established in Article 35, sole paragraph, of this Bylaws, the amounts to be paid as statutory participation of the employees and Management in the profits of each fiscal year, as well as to define the criteria for distribution of such amounts;

(xvii) authorize the practice of free reasonable acts by the Company, for the benefit of any individual or entity, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xviii) present proposal for approval at the Meeting of stock option plan or plan of concession of shares to its Management or employees, or to individuals who provide services to the Company, as well as to the Management and employees or individuals who provide services to its controlled companies, directly and indirectly, within the limit of the authorized capital, being incumbent to the Board of Directors the Management of the referred plan, including the grant of options and concessions of shares in the scope of such plans;

(xix) authorize amendments to the trading and issue of American Depositary Receipts – ADRs by the Company or of its controlled companies, directly and indirectly;

(xx) approve its internal regulation which shall provide for, at least, the following matters: (i) the attributions of the Chairman of the Board of Directors; (ii) the rules for the replacement of the Chairman of the Board of Directors in case of his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interests; (iv) the definition of the term in advance sufficient for receiving the material for discussion at the meetings, with the

adequate depth; and (v) the possibility of holding, during the meetings of the Board of Directors, exclusive sessions with the external members of the Board of Directors, without the presence of the members of the Board of Officers and other guests;

(xxi) constitute technical or advisory committees, of non-deliberative character, to perform specific tasks or for generic activities of the Company´s interest, in the terms and conditions defined by the Board of Directors. The Committees may act, among others, in the following areas: (i) strategy and finance, (ii) corporate governance, conduct and ethics, and (iii) compensation of Management and executive development;

(xxii) monitor the compliance of the assignments of the committees that may be created to advise the Board of Directors, approve their respective regulations and assess the technical opinions and reports, in the terms of the law in force and of this Bylaws;

(xxiii) establish mechanisms of periodic assessment of the performance of its members, with the purpose to contribute to the improvement and the effectiveness of the governance of the Company, being able to hire external specialists for the assessment process;

(xxiv) prepare and make public grounded opinion containing favorable or contrary opinion to the acceptance of any and all corporate restructuring, capital increase and other operations that results in change of control, within fifteen (15) days from the disclosure of all the conditions of the operation that results in the change of control. This opinion shall manifest if such operation ensures fair and equitative treatment to the shareholders of the Company;

(xxv) prepare and make public previously grounded opinion containing favorable or contrary opinion to the acceptance of any and all public offer for the purchase of shares or securities convertible into or exchangeable for shares issued by the Company, within fifteen (15) days from the publication of the notice of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, in which it will manifest: (a) on the convenience and opportunity of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, as to the interest of the Company and of all of its shareholders and in relation to the price and to the possible impacts on the liquidity of the securities held by them; (b) as to the strategic plans disclosed by the offering party in relation to the Company; and (c) the eventual alternatives to the acceptance of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, available in the market;

(xxvi) submit to the General Shareholders' Meeting proposals of amendments to the Company´s Bylaws, that are related to the term of duration of the Company, corporate purpose, increases or reductions of capital, issue of marketable securities and/or securities,

exclusion of the preemptive right in the subscription of shares and other titles and/or securities, dividends, interest on own capital, powers and assignments of the General Shareholders' Meeting, structure and assignments of the Board of Directors and of the Board of Officers, and respective quorums of deliberation;

(xxvii) approve the annual demobilization plan of the Company proposed by the Board of Officers, as well as the purchase, assignment, transfer, sale and/or encumbrance of real estate assets of the Company or of controlled companies or affiliates, directly or indirectly, that are not discriminated in the Demobilization Plan already approved, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxviii) approve the proposal of split, merger, incorporation in which the Company or controlled companies and affiliates, directly or indirectly, are part or of the Company itself, as well as the Company´s transformation or any other form of corporate restructuring;

(xxix) deliberate on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company or of the controlled company and affiliates, directly and indirectly, as well as financial restructurings related thereto;

(xxx) approve the purchase, assignment, transfer, sale and/or encumbrance of goods of the non-current assets (except real estate properties) of the Company or of the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxi) authorize the granting of guarantees, real or fidejussory, commercial pledge, mortgages, guarantees and, endorsements, as well as to contract insurance guarantees or letters of guarantee according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxii) authorize the Board of Officers to offer products and real estates and properties of the Company or of controlled companies or affiliates, directly or indirectly, in guarantee to the financial institutions when contracting financing or in guarantee of judicial procedures, whenever these acts result in obligations for the Company or for the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiii) approve the contracting with third parties of debt operations of the Company or of controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiv) approve the policy on financial risk management of the Company, establishing the

main conditions for the contracting of "hedging" operations (assets and liabilities), such policy shall contain, at least, the following specifications: purpose of the "hedge", risk factors, eligible instruments, limits and spheres of competence;

(xxxv) approve the issue, purchase, assignment, transfer, sale and/or encumbrance, at any title or form, by the Company or by the controlled companies or affiliates, directly or indirectly, of equity interests and/or any securities in any companies (including waiver to the right of subscription of shares or debentures convertible into shares of subsidiaries, controlled companies or affiliates), according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxvi) approve and define, previously, the acts to be practiced by the Board of Officers of the Company at the General Shareholders' Meetings and/or Shareholders´ Meetings of controlled companies, affiliates or invested companies, directly or indirectly, acting as shareholder and/or partner of these companies, according to the Policy of Competence of the Company, to be approved by the Board of Directors or that involve reputational and strategic aspects of the Company;

(xxxvii) approve the performance of operations and business of any nature with related parties, in compliance with the provision of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interests of the Company, approved by the Board of Directors;

(xxxviii) approve (i) the Code of Conduct; (ii) the Securities' Negotiation Policy, and (iii) the Contributions' and Donations' Policy, which shall observe the minimum requirements established by the Regulation of the Novo Mercado e by the Brazilian Code of Corporate Governance;

(xxxix) approve the annual and pluriannual integrated capital budgets (budgets of operations, budgets of investments, and the budgets of cash flow) of the Company and of its controlled companies and affiliates, establishment of the policy on investment and on the corporate strategy. The general annual integrated budget shall always be approved up to the last day of the previous calendar year and shall refer to the twelve months of the following fiscal year. At any time during the calendar year, the budget of the company shall cover a minimum period of six (6) months. The execution and performance of the approved budget shall be reviewed monthly at the General Shareholders' Meetings of the Board of Directors;

(xl) approve the execution of any contracts or agreements (except the contracting of debt) involving the ordinary course of the Company´s activities or of the controlled companies, directly or indirectly, including, but not limited to, services, consulting or supply agreements, according to the Policy of Competence of the Company, to be approved by the Board of

Directors, as well as to approve the contractual termination or the execution of amendment terms to the agreements already executed that result in a new obligation of the same amount;

(xli) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar arrangements involving patents, processes of production and/or technology, copyrights, domain names, trademarks or deposited marks on behalf of the Company or of any company controlled by it or affiliate, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors, except: (a) if effected between the Company and wholly-owned subsidiaries, except in cases of sale and/or final assignment, which shall be approved by the Board of Directors; and (b) for authorization of use of trademarks by controlled companies or affiliates.

Section III – Board of Officers

Article 24. The Board of Officers, whose members are elected and dismissible at any time by the Board of Directors, shall be composed by, at least, two (2) and, up to, fifteen (15) members, elected for a period of two (2) years, reelection being allowed, being one (1) Global Chief Executive Officer and one (1) Chief Financial and of Investor Relations Officer and the others Vice President Officers with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, in the terms of Article 26 below, all being professionals who meet the parameters indicated in Paragraphs Three and Four below.

Paragraph One - The positions of Chairman of the Board of Directors and of the Global Chief Executive Officer may not be occupied by the same individual, except as provided in Paragraph Two below.

Paragraph Two - The rule contained in Paragraph One of this Article does not apply in the event of vacancy of the position of Global Chief Executive Officer, in this case, the Company shall: (i) disclose the cumulation of positions as a result of the vacancy until the following business day of its occurrence; (ii) disclose, within the period of sixty (60) days, counted from the vacancy, the measures taken to cease the cumulation of the positions; and (iii) cease the cumulation within one (1) year.

Paragraph Three - The election of the Board of Officers shall be made by the Board of Directors, being able to choose among the candidates pre-selected by the Global Chief Executive Officer. To this effect, the Global Chief Executive Officer will send to the Board of Directors a copy of the "resumé" of the candidate appointed, together with the terms of his hiring and all other necessary information to evidence the qualification established in Paragraph Four of this Article. If the Board of Directors does not approve the appointments presented, new names shall be presented, by the Global Chief Executive Officer, until they

are approved by the Board of Directors.

Paragraph Four - The Board of Officers shall be integrated exclusively by professionals who have proven academic education and practice, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. It is competence of the Board of Officers to:

(i) authorize the opening, the closing or the amendment to the address of branches, agencies, deposits, offices or any other facilities of the Company, in Brazil or abroad;-

(ii) submit, annually, the appreciation by the Board of Directors, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, as well as the proposal for the allocation of the earned profits of the previous year;

(iii) prepare and propose, to the Board of Directors, the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment programs;

(iv) approve the corporate rules that shall guide the other approval competences and the responsibilities for the management acts necessary to the conduction of the Company´s activities, defining the limits of competence for several decision making processes, according to hierarchical levels of the Company and always observing the spheres of competence of the Board of Directors provided in Article 23 of this Bylaws;

(v) decide, by request of the Global Chief Executive Officer, on any subject that is not of the exclusive competence of the General Shareholders' Meeting or of the Board of Directors;

(vi) approve the performance of certain operations and business with Related Parties, in compliance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflicts of Interests of the Company;

(vii) prepare the draft, for further submission to the deliberation of the Board of Directors (i) of the Code of Conduct; (ii) of Risk Management Policy, (iii) of the Securities' Negotiation Policy, (iv) of the Related Parties' Transaction Policy, and (v) of the Contributions' and Donations' Policy, that shall observe the minimum requirements established by the Regulation of the Novo Mercado and by the Brazilian Code of Corporate Governance.

Article 26. Besides the other assignments established in this Bylaws, it is competence on, as for example:

(i) The Global Chief Executive Officer:

a. convene and preside the meetings of the Board of Officers;

b. represent the Board of Officers at the meetings of the Board of Directors;

c. submit to the deliberation of the Board of Directors the proposals of the Board of Officers related to the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment of the Company;

d. inspect and guide the conduction of the financial, social and sustainability business and the activities of the other Officers;

e present to the Board of Directors, the financial statements, the annual and pluriannual budgets and investments' budget, the financial planning and the cash flow; and

f propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that judges necessary.

(ii) To the Chief Financial and of Investor Relations Officer:

a. prepare, together with the other members of the Board of Officers and under the coordination of the Global Chief Executive Officer, the budgets to be submitted to the approval of the Board of Directors and be responsible for the control of execution of these budgets mainly on what refers to the control of cash flow;

b. guide the execution of the economical financial policy, supervising the economical financial activities, according to the determinations of the Board of Directors; and

c. organize and coordinate the system of necessary information to its performance, as well as supervise all the controllership activities of the Company.

d. represent the Company before CVM and other entities of the capital markets and financial institutions, as well as regulating bodies and stock exchanges, national and foreign, in which the Company has securities listed, besides complying with applicable regulatory rules to the Company on what is related to the registrations held by CVM and together with regulating bodies and stock exchanges in which the Company has securities listed and administer the policy of relationship with

investors; and

e. monitor the compliance, by the shareholders of the Company, with the obligations provided in Chapter VIII of this Bylaws and report to the General Shareholders' Meeting and/or to the Board of Directors, when requested, its conclusions, reports and diligences.

(iii) To the others Vice President Officers, whose designation will be given by the Board of Directors by suggestion of the Global Chief Executive Officer:

a. guide, coordinate and supervise the specific activities under their responsibility; and

b. execute specific charges that might be attributed by decision of the Global Chief Executive Officer.

Subsection III.2 – Representation of the Company

Article 27. The Board of Officers, within the limits established by the Law and by this Bylaws, is vested with general management powers, that allow the practice of all the necessary acts for the regular functioning of the Company, to achieve its corporate purposes.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, shall be incumbent on:

(i) any two (2) members of the Board of Officers acting jointly;

(ii) any member of the Board of Officers, jointly with an attorney in fact with specific powers; or

(iii) two attorneys in fact with specific powers, always acting jointly.

Paragraph One - The Company may be represented by only one Officer or one attorney in fact with specific powers in the practice of the following acts:

(i) representation of the Company at General Shareholders' Meetings and the partners´ meetings of companies in which the Company participates;

(ii) representation of the Company in court; or

(iii) practice of acts of simple administrative routine, including before public bodies, mixed capital companies, boards of trade, Labor Justice, INSS, FGTS and the collecting banks, and others of the same nature.

Paragraph Two - The acts for which this Bylaws requires previous authorization of the Board of Directors shall only be valid once this requirement is met.

Paragraph Three - The Board of Officers may, through two of its members and upon competent instruments, to constitute attorneys in fact with specific powers to act on behalf of the Company, with mandate with determined term to be established case by case, except the judicial mandates that may be granted for undetermined term. In any case, it shall be respected the limitations and restrictions mentioned in this Article and the ones established by the Board of Directors.

Subsection III.3 – Meetings of the Board of Officers

Article 29. The Board of Officers will hold meetings whenever necessary, drawing up minutes of these meetings in the proper book.

Paragraph One - The deliberations of the Board of Officers shall be taken by the majority of votes, being incumbent on the Global Chief Executive Officer, or on his substitute, the casting vote.

Paragraph Two - The minimum quorum of installation of the meetings of the Board of Officers is of two thirds (2/3) of its members.

Paragraph Three - If necessary, it is admitted the holding of meetings or the participation of the members of the Board of Officers, at the meetings of such board, by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this event, the member of the Board of Officers shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated to the minutes of the referred meeting.

Paragraph Four - In the absence or temporary impediments, the members of the Board of Officers will replace each other, by appointment of the Global Chief Executive Officer. If there is vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill in the vacancy, whose term of office shall have a coincident term with the other members of the Board of Officers or (b) cumulate the respective function or (ii) deliberate on the non-fulfillment, temporary or permanent, of the position vacant, provided that this position is not of the Global Chief Executive Officer or Chief Financial and Investor Relations Officer.

V. FISCAL COUNCIL

Article 30. The Company shall have a permanent Fiscal Council, composed by three (3) effective members and equal number of alternates, elected by the General Shareholders' Meeting, which will perform its functions until the first annual General Shareholders' Meeting that occurs after its election, reelection being allowed, with the assignments, competence and compensation provided in the Law.

Paragraph One - The election of the members of the Fiscal Council shall occur by means of majority decision, being elected the three (3) candidates, and respective alternates, who receive the higher number of votes at the General Shareholders' Meeting, observing the provision of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, it is ensured to the minority shareholders, provided they represent, jointly, ten percent (10%) or more of the shares issued by the Company, the right to elect, separately, one (1) member and the respective alternate of the Fiscal Council of the Company.

Paragraph Two **-** The members of the Fiscal Council shall be invested in their positions upon the execution of the term of investiture in the proper book, which shall contain the consent to all manuals, codes, regulations and internal practices of the Company, and its subordination to the arbitration clause referred in Article 47.

Paragraph Three - The Fiscal Council will meet periodically, in the terms of its Internal Regulation, drawing up minutes of these meetings in the proper book.

Paragraph Four - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall work according to the Internal Regulation approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions of the Fiscal Council the requirements provided in the applicable law, the provision in this Bylaws and in the Internal Regulation of the Fiscal Council shall be observed.

Paragraph One - It will be applicable to the members of the Fiscal Council the same obligations and preventions imposed by the Law and by this Bylaws to the Management of the Company.

Paragraph Two – In case of absence or vacancy of position of an effective member of the Fiscal Council, the respective alternate will occupy his place. In case of vacancy of position of the effective member and of its respective alternate, the General Shareholders' Meeting shall be convened to proceed to the election of a member to the position.

Paragraph Three - Observing the requirements and obligations contained in this Bylaws, as well as in the other applicable legal dispositions, the members of the Fiscal Council of the Company may be elected by the Board of Directors to also integrate the Audit and Integrity Committee.

VI. AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have an Audit and Integrity Committee in permanent functioning, comprised by, at least, three (3) and, by a maximum, five (5) members, being the majority independent members and, at least, one (1) of its members not belong to ~~of~~ the Board of Directors, in accordance with the requirements established in the applicable regulation, especially in CVM Instruction nº 509/11. At least one of the independent members of the Board of Directors shall be appointed to also integrate the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee shall be a member of the Board of Officers.

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of office of two (2) years and will occupy their positions for, at the most, ten (10) years, being dismissible at any time. If the member of the Committee is also a member of the Board of Directors, the term of office will end simultaneously for both positions.

Paragraph One - The performance of the activities of the members of the Audit and Integrity Committee shall observe the rules provided in the Brazilian law, especially in CVM Instruction 509/11, and in US law, including the provision of the Sarbanes–Oxley Act and the rules issued by the Securities and Exchange Commission - SEC.

Paragraph Two - At least one of the members of the Audit and Integrity Committee shall have proven knowledge in the areas of corporate accounting, of audit and finance, that characterizes him as financial specialist.

Paragraph Three - The Audit and Integrity Committee shall have the following assignments: 1) give opinion on the hiring and dismissal of the independent external auditor for the conduction of the independent external audit or for any other type of service; 2) supervise the activities: (a) of the independent auditors, such as to evaluate their independence, the quality and adequacy of the services provided to the needs of the Company; (b) of the area of internal controls of the Company; (c) of the area of internal audit of the Company; and (d) of the area of preparation of the financial statements of the Company; 3) monitor the quality and integrity: (a) of the mechanisms of internal controls; (b) of the quarterly information, interim statements and financial statements of the Company; and (c) of the information and measurement disclosed based on adjusted accounting data and on non-accounting data that add non-provided elements to the structure of the usual reports of the

financial statements; 4) evaluate and monitor the risk exposures of the Company, being able, inclusively, to require detailed information on policies and procedures related with: (a) the management compensation; (b) the use of the Company´s assets; and (c) the expenses incurred on behalf of the Company; 5) evaluate and monitor, jointly with the management and the area of internal audit, the adequacy of the transactions with related parties entered into by the Company and its respective evidences; 6) evaluate, monitor and recommend to the management the correction or the improvement of the internal policies of the Company, including the Policy on Transactions with Related Parties; 7) evaluate the practices of integrity (*compliance)* of the Company and propose improvements; 8) evaluate and discuss the work annual plan for the independent external auditor and forward it for the approval of the Board of Directors; and ~~6~~ 9) prepare annual summarized report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations presented; and (b) any situations in which there is significant discrepancy among the Company´s management, the independent external auditors and the Audit and Integrity Committee in relation to the financial statements of the Company.

Paragraph Four - The Audit and Integrity Committee will be an advisory body directly bound to the Board of Directors.

Paragraph Five – When selecting the members of the Audit and Integrity Committee, the Board of Directors shall appoint the one who will exercise the role of Coordinator of the body.

Paragraph Six - The Audit and Integrity Committee shall meet, at least, every two (2) months, and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.

Paragraph Seven- The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures.

Paragraph Eight- The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.

Paragraph Nine- The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its

activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph Ten- The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.

Paragraph Eleven- The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders' Meeting and, when necessary, at the Extraordinary General Shareholders' Meetings of the Company.

Paragraph Twelve - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Management of the Company, in accordance with the terms of the Brazilian Corporation Law.

VII. FISCAL YEAR AND RESULTS

Article 34. The fiscal year coincides with the calendar year and, in on its termination, the Company shall prepare the financial statements provided in the Brazilian Corporation Law for purposes of disclosure and assessment by the General Shareholders' Meeting.

Article 35. From the result of each fiscal year, it shall be deducted, before any participation, the eventual accrued losses and the provision for Income Tax.

Sole Paragraph - After the referred deductions in this Article are made, the General Shareholders' Meeting may assign to the employees and Management, successively and in this order:

(i) the statutory participation of the employees of the Company up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii) the statutory participation of the Management, up to the maximum legal limit.

Article 36. After the participations mentioned in Article 35 above are deducted, the net profit of the year shall have successively the following destination:

(i) five percent (5%) for the constitution of the Legal Reserve until it reaches twenty percent (20%) of the Capital Stock;

(ii) twenty five percent (25%) as minimum mandatory dividend, adjusted according to Article 202 of the Brazilian Corporation Law, to be attributed to all the shares of the Company;

(iii) twenty percent (20%) for the constitution of reserves for capital increase, until reaches the limit of twenty percent (20%) of the Capital Stock;

(iv) until fifty percent (50%) for the constitution of the reserve for expansion, until it reaches eighty percent (80%) of the Capital Stock, with the purpose to ensure investments in fixed assets, or increases in working capital, including by means of amortization of the Company´s debts, regardless of the withholding of profit related to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the operations of redemption, reimbursement or purchase of shares, authorized by the Law; and (iv) in the incorporation to the Capital Stock, including upon new bonus shares.

Article 37. Except where otherwise provided at the General Shareholders' Meeting, the payment of the dividends and of interest on own capital shall be made within sixty (60) days from the date of the respective deliberation.

Paragraph One - By deliberation of the Board of Directors, in the terms of Article 23 above, the Company can prepare semi-annual balance sheets or related to shorter periods, as well as declare dividends and/or interest on own capital on the account of profits earned in these balance sheets, of accrued profits or of reserves of profit existing in the last annual or semi-annual balance sheet, as provided in the Law.

Paragraph Two – The interim dividends and the interest on own capital declared in each fiscal year may be attributed to the mandatory dividend of the fiscal year.

Article 38. The dividends not received or unclaimed shall prescribe within the term of three (3) years, counting from the date on which they were made available to the shareholder, and shall revert to the Company.

VIII. SALE OF SHAREHOLDING CONTROL, OF DEREGISTRATION AS PUBLICLY HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

Article 39. The sale of the control of the Company, directly or indirectly, both by means of a single operation, as by means of successive operations, shall be contracted under the condition precedent or subsequent, that the purchaser of the control undertakes to present a public offer for the purchase of the shares having as object the shares issued by the Company held by the other shareholders ("OPA"), observing the conditions and terms

provided in the law and regulation in force and in the Regulation of the Novo Mercado, as to ensure them equal treatment to the one given to the seller.

Paragraph One - For purposes of this Bylaws, it is understood as control and its related terms the power effectively used by shareholder to direct the corporate activities and to guide the functioning of the company´s bodies, whether directly or indirectly, in fact or by law, regardless of the equity interest held the shareholder.

Paragraph Two - If the purchase of the control also subjects the purchaser of the control to perform an OPA required by Article 41 of this Bylaws, the purchase price at the OPA will be the higher between the prices determined in compliance with this Article 39 and Article 41, Paragraph Three of this Bylaws.

Paragraph Three - In case of indirect sale of control, the purchaser shall disclose the value attributed to the Company for the purposes of defining the price of the OPA, as well as to disclose the justified evidence of this value.

Paragraph Four - The OPA shall observe the conditions and the terms provided in the law, the regulation in force and in the Regulation of the Novo Mercado.

Article 40. After an operation of sale of control of the Company and its subsequent OPA, the purchaser of the control, whenever necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided in the Regulation of the Novo Mercado, within the eighteen (18) months following the purchase of the power of control.

Article 41. Any Purchasing Shareholder, who purchases or becomes holder of shares issued by the Company, in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company shall (i) immediately disclose such information by means of Material Fact Notice, as provided in the regulation issued by CVM; and (ii) in the maximum period of thirty (30) days counting from the date of the purchase or of the event that resulted in the ownership of shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, present or request registration of, as the case may be, an OPA of the totality of the shares issued by the Company, observing the provision of the applicable regulation of CVM, the regulations of B3 and the terms of this Article.

Paragraph One - For purposes of this Bylaws, (i) “Purchasing Shareholder” means any person, including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, with domicile or with head office in Brazil or abroad, or Group of Shareholders, that purchases shares of the Company; and (ii) “Group of Shareholders” means the group

of people: (a) bound by contracts or voting agreements of any nature, whether directly or by means of controlled companies, controlling companies or under common control; or (b) among which there is a control relationship; or (c) under common control.

Paragraph Two - The OPA shall be (i) directed indistinctly to all the shareholders of the Company, (ii) effected through an auction to be held at B3, (iii) presented by the price determined in accordance with Paragraph Three of this Article, and (iv) paid in cash, in national currency, against the purchase within the OPA of the shares issued by the Company.

Paragraph Three - The purchase price at the OPA of each share issued by the Company may not be lower than the highest value between (i) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last one hundred and twenty (120) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company; and (ii) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last thirty (30) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company.

Paragraph Four - The performance of the OPA mentioned in the head paragraph of this Article will not exclude the possibility of another shareholder of the Company, or, as the case may be, the Company itself, to formulate a competing OPA, in the terms of the applicable regulation.

Paragraph Five - The Purchasing Shareholder will be obliged to attend eventual requests or to meet the requirements of CVM, formulated based on the applicable law, related to the OPA, within the maximum terms provided in the applicable regulation.

Paragraph Six - If the Purchasing Shareholder does not comply with the obligations imposed by this Article, including on what refers to the compliance of the maximum terms (i) for the performance or request of registration of the or (ii) for compliance or possible requests or requirements from CVM, the Board of Directors of the Company shall convene an Extraordinary General Shareholders' Meeting, in which the Purchasing Shareholder will not be able to vote, to deliberate on the suspension of the exercise of the rights of the Purchasing Shareholder that did not comply with any obligation imposed in this Article, as provided in Article 120 of the Brazilian Corporation Law, without prejudice to the responsibility of the Purchasing Shareholder for losses and damages caused to the other shareholders as a result of non-compliance to the obligations imposed by this Article.

Paragraph Seven - Any Purchasing Shareholder who purchases or becomes holder of

other rights, including usufruct or trust, over the shares issued by the Company in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, will be equally obliged to, in up to thirty (30) days counted from the date of such purchase or from the event that resulted in the ownership of such rights over shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, to present or request the registration, as the case may be, of an OPA, in the terms described in this Article.

Paragraph Eight - The obligations contained in Article 254-A of the Brazilian Corporation Law and in 0 of this Bylaws do not exclude the compliance, by the Purchasing Shareholder, with the obligations contained in this Article, except as provided in Article 45 and in Article 46 of this Bylaws.

Paragraph Nine - The provision of this Article is not applicable if a person becomes holder of shares issued by the Company in amount higher than thirty three point thirty three percent (33.33%) of the total of the shares issued as a result: (i) of legal succession, under the conditions that the shareholder disposes the excess of shares in up to sixty (60) days counted from the relevant event, (ii) of the merger of another company into the Company, (iii) of the merger of shares of another company into the Company, or (iv) of the subscription of shares of the Company, made in a single primary issue, that has been approved at a General Shareholders' Meeting of the shareholders of the Company, according to the rules provided in the applicable regulation.

Paragraph Ten - For purposes of calculation of the percentage of thirty-three-point thirty three percent (33.33%) of the total shares issued by the Company described in the head paragraph of this Article, it will not be calculated the involuntary increases of equity interest resulting from cancelation of shares held in treasury or of reduction of the Company´s capital stock with the cancelation of shares.

Paragraph Eleven - If CVM´s regulation applicable to the OPA, as provided in this Article determines the adoption of a criteria of calculation for setting the purchase price of each share of the Company in the OPA that results in purchase price higher than the one determined in the terms of Paragraph Three of this Article, the OPA provided in this Article shall be effected for the purchase price calculated in the terms of CVM´s regulation.

Article 42. The Company´s delisting from the Novo Mercado, either by voluntary, compulsory act or by virtue of corporate restructuring, shall observe the rules contained in the Regulation of the Novo Mercado.

Article 43. Without prejudice to the provision of the Regulation of the Novo Mercado, the voluntary delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on the OPA for the cancelation of

registration as publicly held company and the following requirements: (i) the price offered shall be fair, being possible, the request of new valuation of the Company in the form established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares shall accept the OPA or expressly agree with the delisting from the Novo Mercado without the effective sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the performance of the OPA mentioned in this Article, in the event of waiver approved at the General Shareholders' Meeting, observing the rules and conditions of the Regulation of the Novo Mercado.

Article 44. Without prejudice to the provision of the Regulation of the Novo Mercado, the compulsory delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on public offers for purchase of shares for cancelation of registration of publicly held company and the requirements established in the head paragraph of Article 43.

Sole Paragraph. If the percentage of purchase of shares that authorizes the delisting from the Novo Mercado is not reached, after the performance of the OPA provided in the head paragraph, the shares issued by the Company will still be negotiated in the Novo Mercado, within six (6) months following the performance of the auction of the OPA, without prejudice of the application of eventual sanctions by B3.

Article 45. It is optional the formulation of a single OPA, aiming to more than one of the purposes provided in this Chapter VIII, in the Regulation of the Novo Mercado, in the corporate law or in the regulation issued by CVM, provided it is possible to make procedures compatible with all types of OPA and there is no prejudice for the recipients of the offer and it is obtained the authorization from CVM when required by the applicable law.

Sole Paragraph - With the exception of the OPAs destined to the delisting from the Novo Mercado and/or to the cancelation of registration of publicly held company, the performance of a unified OPA may only occur by a shareholder of the Company who holds an amount equal or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, observing the provision of head paragraph of Article 41 as to the minimum price to be paid per share.

Article 46. The shareholders responsible for the performance of the OPA provided in this Chapter VIII, in the Regulation of the Novo Mercado or in the regulation issued by CVM may ensure its effectiveness through any shareholder or third party.

Sole Paragraph - The Company or the shareholder, as the case may be, do not exempt itself from the obligation to present the OPA that is of his responsibility until the said OPA

is concluded in compliance with the applicable rules.

IX. ARBITRAL TRIBUNAL

Article 47. The Company, its shareholders, Management and members of Fiscal Council undertake to resolve, by means of arbitration, in the Market Arbitration Chamber, in the form of its regulation, every and all controversy that may arise between them, related to or arising from its condition as issuer, shareholder, Management or member of the Fiscal Council, as the case may be, and, specially, of the application, validity, efficacy, interpretation, violation and its effects, arising from the dispositions contained in Law nº 6.385/1976, in the Brazilian Corporation Law, in the rules edited by the National Monetary Council, in the Central Bank of Brazil or by CVM, as well as in the other applicable rules to the functioning of the capital market in general and the ones contained in the Regulation of the Novo Mercado, in the other regulations of B3 and in the participation agreement of the Novo Mercado, as in the Arbitration Regulation of the Market Arbitration Chamber, to be conducted in compliance with this last Regulation.

X. COMPANY´S LIQUIDATION

Article 48. The Company will be liquidated in the cases determined in the law, being incumbent on the General Shareholders' Meeting to elect the liquidator or liquidators, as well as the Fiscal Council that shall work in this period, according to the legal formalities.

XI. GENERAL PROVISIONS

Article 49. The Company shall observe the shareholders´ agreements filed at the head office, being expressly prevented to the members of the presiding board of the works of the general meetings or of the meetings of the Board of Directors to accept declaration of vote of any shareholder, signatory of shareholders' agreement duly filed at the head office or of member of the Board of Directors elected by the signatories of such agreement, that is cast in disagreement with what is agreed upon in the referred agreement, also being expressly forbidden to the Company to accept and proceed to the transfer of shares and/or to the encumbrance and/or to the assignment of preemptive right to the subscription of shares and/or of other securities that do not respect what is provided and regulated according to the shareholders' agreement filed at the head office.

***

DECLARAÇÃO DE VOTO DA ACIONISTA FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

Fundação Petrobras de Seguridade Social – Petros, entidade de previdência complementar fechada com sede na Rua Acre, nº 15, 12º e 13º andares, Centro, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, CEP 20081-000, inscrita no CNPJ/ME sob o nº 34.053.942/0001-50 ("Petros" ou "Fundação"), na qualidade de acionista titular de 7,01% do capital social da BRF S.A., companhia aberta com sede em Av. Jorge Tzachel, 475, Fazenda, na cidade de Itajaí, Estado de Santa Catarina, CEP 88301-600, inscrita no CNPJ/ME sob o nº 01.838.723/0001-27 ("BRF" ou "Companhia"), vem apresentar declaração de voto em relação à matéria constante do item (i) da Ordem do Dia da Assembleia Geral Extraordinária da Companhia realizada em 17 de janeiro de 2022, às 11:00 horas, de modo exclusivamente digital ("Assembleia" ou "AGE").

Item (i) da Ordem do Dia

"(i) *Deliberar sobre a proposta de alteração do limite da autorização para aumento de capital independentemente de reforma estatutária, com a consequente alteração do artigo 7º e a consolidação do estatuto social da Companhia*".

1. A Petros registra seu voto pela **rejeição** da matéria constante do item (i) da Ordem do Dia.

2. A proposta da administração da BRF, objeto de deliberação nesta AGE, pretende aumentar o limite do capital autorizado da Companhia em 325.000.000 ações ordinárias, o equivalente a uma quantidade de ações 32,5% maior do que aquela prevista pelo limite atual.

3. É entendimento da Fundação que qualquer aumento do limite do capital autorizado da BRF somente deve ser promovido se houver estrita necessidade, a qual deve ser suficientemente justificada pelos órgãos de administração da Companhia.

4. No entanto, a explicação apresentada na proposta da administração para esta Assembleia, submetida aos acionistas em 16 de dezembro de 2021– de que o aumento do referido limite decorreria da "*proximidade do limite atual*" –, não esclarece a necessidade de alguma majoração do capital autorizado da BRF, como, também, não justifica um aumento tão expressivo.

5. No entendimento da Petros, ainda há suficiente espaço dentro do limite atual caso o Conselho de Administração entenda necessário um aumento sem a convocação da assembleia. Com efeito, o capital social da BRF divide-se em 812.473.246 ações ordinárias, com um limite de capital autorizado de

1.000.000.000 ações, de modo que o capital ainda pode ser aumentado em mais 20% por deliberação do Conselho.

6. Além disso, cumpre ressaltar que a amplitude da autorização ao Conselho de Administração para aumentos de capital é tema relevante, com impacto direto em um dos direitos essenciais dos acionistas, como estabelecidos no art. 109 da Lei 6.404/76 ("Lei das S.A."), pois o Estatuto Social da BRF permite, em seu art. 7º, § 2º, que o Conselho de Administração afaste o direito de preferência nos aumentos de capital que aprovar dentro do limite do capital autorizado.

7. Levando-se em consideração a quantidade de ações em que se divide o capital social da Companhia atualmente, caso a matéria de que trata este item (i) fosse aprovada, o Conselho de Administração teria o poder de emitir, de forma discricionária, sem direito de preferência, mais de 500 milhões de ações adicionais, que poderiam levar a uma diluição relevante dos atuais acionistas da BRF, em um momento em que a cotação das ações da Companhia encontra-se deprimida.

8. Dessa forma, a Petros entende que a majoração do limite do capital autorizado da Companhia se afigura imprópria neste momento, razão pela qual vota pela **rejeição** da matéria.

9. A Petros requer que esta manifestação seja autenticada pela mesa, juntamente com seus anexos, sendo claramente identificada e mencionada na ata da AGE, arquivada na sede da Companhia, levada a registro na Junta Comercial competente e divulgada nos *sites* da CVM e da Companhia, como parte integrante da ata da Assembleia.

Rio de Janeiro, 17 de janeiro de 2022.

Fundação Petrobras de Seguridade Social – Petros

DECLARAÇÃO DE VOTO DA ACIONISTA FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

Fundação Petrobras de Seguridade Social – Petros, entidade de previdência complementar fechada com sede na Rua Acre, nº 15, 12º e 13º andares, Centro, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, CEP 20081-000, inscrita no CNPJ/ME sob o nº 34.053.942/0001-50 ("Petros" ou "Fundação"), na qualidade de acionista titular de 7,01% do capital social da BRF S.A., companhia aberta com sede em Av. Jorge Tzachel, 475, Fazenda, na cidade de Itajaí, Estado de Santa Catarina, CEP 88301-600, inscrita no CNPJ/ME sob o nº 01.838.723/0001-27 ("BRF" ou "Companhia"), vem apresentar declaração de voto em relação à matéria constante do item (ii) da Ordem do Dia da Assembleia Geral Extraordinária da Companhia realizada em 17 de janeiro de 2022, às 11:00 horas, de modo exclusivamente digital ("Assembleia" ou "AGE").

Item (ii) da Ordem do Dia

"(ii) Aprovar o aumento do capital social da Companhia mediante a emissão, por meio de oferta pública de distribuição primária, nos termos da Instrução CVM nº 476 de 16 de janeiro de 2009 e demais normativos aplicáveis, de até 325.000.000 (trezentas e vinte e cinco milhões) novas ações ordinárias, nominativas e sem valor nominal ('Ações'), incluindo sob a forma de American Depositary Shares (ADS), representadas por American Depositary Receipts (ADR) ('Aumento de Capital' e 'Oferta', respectivamente);

1. A Petros manifesta seu voto pela **rejeição** da matéria constante do item (ii) da Ordem do Dia.

2. Desde antes da convocação desta Assembleia, a proposta da administração de realização de um aumento de capital, nos moldes em que foi apresentada ("Aumento Pretendido" ou "Aumento"), já vinha sendo objeto de intensa discussão nos órgãos de governança da Companhia, como se pode verificar da ata da reunião do Conselho de Administração que aprovou, por voto de qualidade de seu presidente, submeter tais matérias à deliberação dos acionistas ("Reunião do Conselho").

3. Uma vez convocada esta Assembleia, os debates continuaram, com repercussão em importantes veículos de comunicação. Vale destacar, nesse sentido, a carta enviada pela Petros ao Diretor de Relações com Investidores da BRF, por meio da qual a Fundação solicitou esclarecimentos sobre determinados aspectos da decisão de propor o Aumento.

4. Referidos questionamentos diziam respeito, em suma, à ausência, na proposta da administração, de: ***(i)*** menção à Política Financeira aprovada pela Companhia em 10 de novembro de 2021; ***(ii)*** justificativa detalhada para a proposta

do Aumento; e ***(iii)*** informações acerca da destinação dos recursos oriundos da emissão das respectivas ações.

5. A Companhia enviou resposta em 30 de dezembro de 2021, divulgada via comunicado ao mercado na mesma data ("Resposta à Carta da Petros"), prestando esclarecimentos adicionais sobre a operação pretendida. Apesar das razões ali apresentadas, a opinião da Fundação é de que qualquer aumento de capital é desnecessário e não atende aos interesses da BRF neste momento, pelos fundamentos a seguir expostos.

Desnecessidade do Aumento Pretendido

6. Inicialmente, cumpre ressaltar o entendimento da Petros, em linha com o voto de alguns dos Conselheiros de Administração, de que a alavancagem da Companhia está sob controle.

7. Com efeito, a relação dívida líquida/EBITDA ajustado verificada nas informações financeiras do terceiro trimestre do exercício de 2021, de 3,06x EBITDA, é apenas marginalmente superior ao limite prudencial de alavancagem de 3x EBITDA; inferior ao limite temporário de alavancagem, de 3,5x EBITDA (admissível por até quatro trimestres, durante ciclos de investimento); e muito inferior ao limite máximo de alavancagem de 4x EBITDA, embora admissível apenas em caso de desenquadramento passivo. Esses limites são previstos no item 5.2.1 da Política Financeira.

8. Vale acrescentar que, como apontado pelo membro do Conselho de Administração Sr. Marcelo Bacci – em voto contrário à proposta que ora se discute, a BRF possui um nível de liquidez confortável, com risco de refinanciamento mitigado e condições de mercado bastante favoráveis caso seja necessário aumentar ainda mais as disponibilidades da Companhia.

9. Efetivamente, com base nas informações financeiras mais recentes da BRF, referentes ao terceiro trimestre de 2021, verifica-se que a posição de caixa da Companhia é suficiente para arcar com o pagamento do principal de suas dívidas até 2024 – a posição de caixa, em torno de R$ 7,7 bilhões, é maior que a soma dos vencimentos de 2021, 2022, 2023 e 2024, no valor aproximado de R$ 7,5 bilhões.

10. Ademais, como se pode observar no gráfico abaixo, extraído da apresentação do resultado do terceiro trimestre,[1] a Companhia conta também com um crédito rotativo de R$3 bilhões, que pode ser acionado caso seja necessário.

[1] Gráfico disponível na apresentação de resultados referentes ao terceiro trimestre de 2021 (https://api.mziq.com/mzfilemanager/v2/d/4d44a134-36cc-4fea-b520-393c4aceabb2/737f2f38-e86b-2479-8aa9-30a28c1eecb1?origin=1)


PERFIL DE VENCIMENTO DO ENDIVIDAMENTO
Dívida Bruta
Reais (R$): 26%
Outras moedas: 74%
Prazo Médio
3T20: 7,5 anos
3T21: 9,3 anos
ENDIVIDAMENTO REPORTADO
10.719 1,2
3.000
7.719
103
2.947
2.538
1.906
632
3.348
985
765
498
4.255
1.000
4.352
Liquidez
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031...
2050
Caixa e equivalentes²
Linha de Crédito Rotativo
Dívida BRL
Dívida Moeda Estrangeira
1 O perfil e cronograma da dívida consideram somente o principal das dívidas e eventuais derivativos que objetivam a troca de moeda (cross currency swaps); Para reconciliar o valor apresentado com o endividamento total é necessário somar os juros apropriados e custos diferidos (R$849 milhões 3T'21 / R$834 milhões 3T'20) e os Outros Passivos Financeiros (R$222 milhões 3T'21 / R$815 milhões 3T'20);
² 60% do caixa é denominado em moeda forte e 40% em outras moedas.
brf
11

11. Como se vê, os recursos em caixa são suficientes para cumprir as obrigações de curto prazo da Companhia, que poderá ainda se utilizar de linha de crédito, razão pela qual a Petros não identifica a necessidade de realização de aumento de capital para o pagamento de tais obrigações.

12. Vale notar que a administração da BRF, ao comentar os números do terceiro trimestre de 2021, em teleconferência com investidores em 11 de novembro de 2021, destacou *"que a Companhia não tem nenhum risco de liquidez, de refinanciamento, pelo menos nos próximos cinco a seis anos"*.[2]

13. Além disso, conforme ressaltado pelo Conselheiro Sr. Marcelo Bacci em seu voto, o Aumento Pretendido implicaria o aumento do custo ponderado de capital da BRF, tornando mais difícil a identificação de oportunidades de investimento atrativas, que atendam a esse maior custo.

14. Ainda em linha com o voto apresentado por aquele Conselheiro, a Petros entende que a potencial contabilização do ativo referente ao imposto de renda diferido igualmente não é apta a justificar a promoção de um aumento de capital, pois produz um efeito meramente contábil, não gera caixa e tampouco faz diferença

² Transcrição da Teleconferência de Resultados do 3T2021 da BRF, de 11 de novembro de 2021. Disponível em: https://api.mziq.com/mzfilemanager/v2/d/4d44a134-36cc-4fea-b520-393c4aceabb2/e43466ea-a8af-601f-1098-7264434350e9?origin=1

para que a Companhia possa realizar a sua compensação, tendo em vista se tratar de um direito imprescritível.

15. Eventual opção pela emissão de novas ações poderá gerar também uma redução do *tax shield*, pois o custo do capital próprio não pode ser abatido da base de incidência do imposto de renda a ser pago pela Companhia e, por isso, não deveria ser a principal opção em caso de necessidade de recursos.

16. Adicionalmente, a BRF tem um plano operacional para 2022, elaborado pela Diretoria e aprovado pelo Conselho de Administração, que prevê uma série de medidas visando à contenção de custos e à realização de investimentos.

17. Referidas medidas são factíveis e adequadas à atual conjuntura da BRF e do Brasil, razão pela qual a sua implementação é mais um indicativo de que a Companhia não precisa, neste momento, de mais recursos de seus acionistas.

18. A esse respeito, cumpre ressaltar que, no BRF Day, realizado pouco antes da convocação desta Assembleia, a Companhia disponibilizou gráfico[3] indicando que o EBITDA poderia ter sido em torno de R$ 7,5 bilhões, em vez dos R$ 5,5 bilhões reportados nos 12 meses anteriores (uma diferença de **R$ 2 bilhões**), caso não tivesse havido forte pressão nos custos.


Em cenário normalizado de inflação, custos mitigados se traduziriam em ganhos de rentabilidade
Simulação de EBITDA, R$ Bilhões
5,5
0,5
5,0
12%
~2,0
+4 p.p
~7,5
16%
EBITDA (3T21 - LTM)
Eficiência Operacional, Suprimentos e Gestão
EBITDA Simulado 1
Margem EBITDA
Savings
1. EBITDA 3T21 LTM Simulado considerando cenário normalizado de custos e preços de mercado

19. Esses números sugerem que uma normalização das despesas da Companhia deveria aumentar significativamente seus resultados no curto prazo, sendo possível concluir que basta um período de estabilidade para que ganhos de eficiência que não apareceram nos últimos resultados passem a influenciar positivamente o resultado da BRF.

20. Por meio das projeções realizadas pela Petros, confirmadas pelas projeções do mercado e pelo discurso da administração da Companhia, a Fundação acredita

---

[3] Gráfico disponível na apresentação do BRF Day de 8 de dezembro de 2021 (https://api.mziq.com/mzfilemanager/v2/d/4d44a134-36cc-4fea-b520-393c4aceabb2/ef88020a-420a-a691-1ec1-b317137b6789?origin=1)

que haverá geração de caixa nos próximos anos, não havendo necessidade de uma injeção de capital para equacionar o fluxo de caixa no futuro próximo.

21. Nesse sentido, e citando trecho do voto apresentado pelo membro do Conselho de Administração Sr. José Luiz Osório, também contrário à proposta submetida a esta AGE, *"o momento atual da Companhia requer um esforço redobrado para a redução de custos e aumento de produtividade, o que não pressupõe a injeção de recursos novos, especialmente dos próprios acionistas"*.[4]

<u>Os termos do Aumento Pretendido</u>

22. A Petros registra, ainda, que as características do aumento de capital pretendido pela Companhia não levam em consideração o atual momento por que passa a cotação das ações da BRF.

23. Isso porque a administração divulgou, em sua proposta, que o preço de emissão será fixado após o procedimento de *bookbuilding*, tendo como parâmetro *"a cotação das ações ordinárias de emissão da Companhia na B3 – Brasil, Bolsa, Balcão"* e as manifestações de interesse de potenciais investidores.

24. Entretanto, como se sabe, as ações da BRF estão em um patamar muito baixo, o que acarretaria uma diluição maior do que o necessário àqueles acionistas que não participarem da oferta, venha ela a ser realizada.

25. A BRF poderia seguir exemplos de outras companhias para compatibilizar eventual necessidade de caixa – que a Fundação não vislumbra – com o momento adverso por que passa o mercado em geral, e a cotação das ações de emissão da BRF em particular.

26. Cite-se a Natura, que concluiu a aquisição da Avon às vésperas do início da pandemia e levou a relação dívida líquida/EBITDA da empresa para perto de 5x. Com o preço de suas ações comprimido devido às incertezas inerentes àquele momento, a Natura conduziu um aumento de capital relativamente pequeno, de R$2 bilhões (equivalente a menos de 5% de seu valor de mercado naquele momento), apenas para melhorar sua posição de caixa.

27. A empresa aguardou uma estabilização da cotação e realizou uma segunda emissão, mais relevante, no valor de R$6 bilhões (equivalente a menos de 10% do seu valor de mercado naquele momento), para finalmente proceder à redução de sua alavancagem ao patamar de 3x dívida líquida/EBITDA.[5-6]

---

[4] Manifestação de voto do Sr. José Luiz Osório, membro do Conselho de Administração, na reunião do Conselho de Administração de 16 de dezembro de 2021.

[5] Há diversos exemplos de companhias abertas que optam por momentos de valorização da cotação das ações de sua emissão para promover um aumento de capital. Para mencionar alguns exemplos dos últimos anos: Banco BTG Pactual S.A.; Lojas Americanas S.A.; e Anima Holding S.A..

[6] Gráfico elaborado pela Petros. "F.O." significa *follow-on*, ou oferta subsequente.


Natura
(R$/ação)
F.O.
F.O.
70
60
50
40
30
20
10
0
jan-19
mar-19
mai-19
jul-19
set-19
nov-19
jan-20
mar-20
mai-20
jul-20
set-20
nov-20
jan-21
mar-21
mai-21
jul-21
set-21
nov-21

28. Veja-se, em comparação, o gráfico da cotação da BRFS3:[7]


BRF
(R$/ação)
F.O.
45
40
35
30
25
20
15
10
5
0
jan-19
mar-19
mai-19
jul-19
set-19
nov-19
jan-20
mar-20
mai-20
jul-20
set-20
nov-20
jan-21
mar-21
mai-21
jul-21
set-21
nov-21

29. A diluição dos atuais acionistas poderia ser mitigada, caso a BRF aguardasse o momento adequado para a realização de eventual emissão – isto é, após a

[7] Gráfico elaborado pela Petros. "F.O." significa *follow-on*, ou oferta subsequente.

identificação de oportunidade clara de investimento, com a visibilidade da quantia necessária e, consequentemente, uma melhor precificação da potencial oferta.

30. Por isso é que a Petros entende inconveniente conceder ao Conselho de Administração uma ampla autorização para a emissão de ações em um valor não estabelecido, a um preço não fixado, e sem detalhamento da destinação dos recursos.

31. Quando instada pela Fundação a se manifestar a respeito da destinação dos recursos oriundos do Aumento Pretendido, a administração da BRF disse que objetiva "*reforçar a estrutura de capital da Companhia, permitindo que a mesma siga suas atividades e realizando investimentos estratégicos, em total adesão com sua Política Financeira, uma vez que o nível atual de alavancagem líquida restringe a Companhia nos avanços necessários para a execução de sua estratégia empresarial*"[8], o que a Petros considera insuficiente para a aprovação de aumento de capital.

Ressalva quanto à eventual falta de informações

32. A Petros também apresenta **ressalva** quanto à eventual falta de informações relativas aos procedimentos que antecederam esta AGE, tendo em vista que, na Resposta à Carta da Petros, a BRF informou que a matéria objeto da AGE foi submetida a três comitês,[9] enquanto notícias veiculadas na mídia dão conta de que, naqueles órgãos de assessoramento, a votação não foi unânime,[10] sem que a Companhia tenha se pronunciado a respeito.

33. Considerando, por exemplo, que o Comitê de Auditoria e Integridade toma suas deliberações ou recomendações por quórum de 2/3 de seus membros e que dois deles votaram contrariamente ao Aumento no Conselho de Administração,[11] é razoável supor que a recomendação do Comitê de Auditoria e Integridade tenha sido contrária ao Aumento.

34. Assim, a Petros ressalva seu direito de impugnar a legalidade da deliberação, caso alguma formalidade não tenha sido observada.

[8] "Resposta à correspondência JUR 0046/2021, datada de 28 de dezembro último", anexa ao Comunicado ao Mercado divulgado pela Companhia em 30 de dezembro de 2021. Disponível em: https://api.mziq.com/mzfilemanager/v2/d/4d44a134-36cc-4fea-b520-393c4aceabb2/9f3eb313-5b2b-08e8-87bb-2162a37caa9d?origin=1

[9] Segundo a Resposta à Carta da Petros, a proposta da administração foi submetida aos seguintes comitês: Comitê de Finanças e Gestão de Riscos; Comitê de Pessoas, Governança, Organização e Cultura; e Comitê de Auditoria e Integridade.

[10] https://pipelinevalor.globo.com/negocios/noticia/o-voto-de-minerva-de-pedro-parente-na-brf.ghtml Acesso em 06 de janeiro de 2022.

[11] De acordo com a versão mais recente do Formulário de Referência da BRF, o Comitê de Auditoria e Integridade possui 5 membros: Valmir Rossi, Ivandré Montiel da Silva, Jerônimo Antunes, Marcelo Bacci e Augusto Marques da Silva (coordenador). Tanto Ivandré Montiel da Silva quanto Marcelo Bacci são também membros do Conselho de Administração, e, de acordo com a ata da Reunião do Conselho, votaram contra a proposta da administração nesse foro.

Aumento a ser aprovado pelo Conselho de Administração

35. Por fim, a Petros registra seu entendimento de que o Aumento de Capital Pretendido, caso seja aprovado pela Assembleia e realizado no futuro, não poderá ser considerado um aumento de capital com emissão de ações aprovado pela assembleia geral de acionistas da BRF.

36. Como se sabe, um aumento de capital por aprovação da assembleia geral deve ter suas condições essenciais definidas por aquele órgão social. Entretanto, a Companhia submeteu aos acionistas uma proposta de aprovação de um aumento de capital cujos aspectos essenciais deverão ser fixados pelo Conselho de Administração no âmbito de uma oferta pública com esforços restritos.

37. Algumas dessas condições, como o montante do aumento de capital e o prazo para exercício do direito de preferência ou prioridade, não foram submetidas aos acionistas, razão pela qual não haverá aumento de capital deliberado nesta AGE.

38. Afinal, a aprovação de aumento de capital pela assembleia geral pressupõe a definição de **todas as suas bases essenciais**, somente sendo possível ao Conselho de Administração determiná-las nas hipóteses de aumento dentro do limite do capital autorizado.

39. A respeito do que deve constar de uma proposta de aumento de capital à assembleia geral de acionistas, vale destacar o que sustenta a doutrina sobre o assunto:

> *"O edital de convocação da assembleia extraordinária, por exemplo, deverá explicitar as bases essenciais da operação, que será proposta aos acionistas, tais como o montante previsto para o aumento de capital, o preço de emissão das ações, as quantidades, espécies e classes de ações que serão emitidas, a forma e o modo de integralização, assim como qualquer outra condição especial a que pretenda submetê-la."*[12]

40. Na mesma direção, a Comissão de Valores Mobiliários determina, no art. 14 da Instrução CVM nº 481/09, que, *"sempre que a assembleia geral dos acionistas for convocada para deliberar sobre aumento de capital, a companhia deve fornecer aos investidores, no mínimo, as informações indicadas no Anexo 14 à presente Instrução"*, dentre as quais estão, por exemplo, o valor do aumento e do novo capital social, a destinação dos recursos e os termos para o exercício de preferência ou prioridade. Nenhuma dessas informações foi efetivamente fornecida.

41. Vale dizer, o único espaço que a lei permite ser ocupado pelo Conselho de Administração no contexto de uma emissão de ações deliberada em assembleia se refere à fixação do preço por ação, exclusivamente nos casos de ações a serem distribuídas em mercado, conforme art. 170, § 2º, da Lei 6.404/76.

42. Nelson Eizirik resume o procedimento:

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[12] PENTEADO, Mauro Rodrigues. *Aumentos de Capital das Sociedades Anônimas.* 2a edição. São Paulo: Quartier Latin, 2012, p. 263.

"No caso de subscrição pública, nos termos do § 2º [do art. 170 da Lei 6.404/76], seja de companhia com capital autorizado ou com capital fixo, a assembleia geral pode delegar ao conselho de administração a competência para fixar o preço de emissão das ações. Trata-se de procedimento que visa agilizar o aumento de capital; a assembleia delibera o montante e as espécies e as classes de ações que serão emitidas, autorizando o conselho a fixar o seu preço de emissão no momento mais adequado."[13]

43. Portanto, os aumentos de capital cujas condições são definidas pelo Conselho de Administração – como é o caso do Aumento Pretendido – não podem ter sua aprovação atribuída à assembleia geral, mesmo que os acionistas concordem que, em algum momento, o Conselho poderá efetuar algum aumento.

44. Assim, caso o Conselho de Administração proceda à efetiva realização do Aumento Pretendido, com a definição de seus elementos essenciais, não estará implementando um aumento de capital aprovado em assembleia geral, mas apenas exercendo sua faculdade estatutária de determinar a emissão de novas ações nas condições por ele estabelecidas, devendo observar, consequentemente, o limite do capital autorizado.

45. Ressalte-se que possibilitar ao Conselho de Administração que aumente o capital da companhia de maneira ágil, através da definição de suas condições, sem alteração estatutária, é exatamente a função do instituto do capital autorizado.

46. A própria Companhia parece ter conhecimento desse fato, já que propôs, no item (i) da Ordem do Dia, aumentar o limite do capital autorizado exatamente no número de ações em que pretende realizar a emissão.

47. Diante das potenciais repercussões do Aumento Pretendido para a base acionária da BRF, a Petros consultou o escritório Trindade Sociedade de Advogados, especializado em direito societário e mercado de capitais, para examinar a questão à luz da exceção prevista no art. 41, § 9º, iv, do Estatuto Social.

48. A conclusão do parecer – que vai anexado ao presente voto e que se deve considerar como parte dele integrante, como se aqui estivesse transcrito –, foi no seguinte sentido:

"É evidente, portanto, que apesar de a ordem do dia da AGE mencionar expressamente a aprovação do Aumento de Capital, a análise das matérias submetidas à assembleia revela, na verdade, que as principais condições da operação serão estabelecidas (e, portanto, o aumento de capital será de fato aprovado) pelo Conselho de Administração.

[...]

Assim, é forçoso concluir que a eventual aprovação das propostas constantes dos itens (ii) a (vi) da ordem do dia da AGE não seria suficiente para qualificar

[13] EIZIRIK, Nelson. *A Lei da S/A Comentada. Volume III. 3ª Edição Revista e Ampliada – Artigos 138 a 205.* São Paulo: Quartier Latin, 2021, p. 320. Grifou-se.

o Aumento de Capital como uma "emissão primária, que tenha sido aprovada em Assembleia Geral de acionistas da Companhia", e portanto não seria suficiente para a aplicação da dispensa à realização da OPA Estatutária, caso algum acionista viesse a atingir a Participação Relevante em decorrência da subscrição das ações que viessem a ser ofertadas após as deliberações do Conselho de Administração."

[...]

Em 2016, quando os acionistas da BRF alteraram o estatuto social para dele retirar a necessidade de que o preço de emissão no aumento de capital, capaz de evitar a incidência da OPA Estatutária, equivalesse ao valor econômico das ações, tiveram também a oportunidade de passar a permitir que o próprio aumento de capital fosse deliberado pelo conselho de administração, ou que a assembleia geral apenas fixasse certos parâmetros de tal aumento. Caso assim tivessem agido, teriam manifestado seu desinteresse pela observância das formalidades de um aumento de capital deliberado por uma assembleia geral. Mas não fizeram nem uma coisa nem outra.

[...]

Assim, se já seria defeso interpretar de modo extensivo uma norma de exceção, mais ainda o seria neste caso concreto, em que se trata de um direito substancial, protegido pela literalidade do estatuto e cuja possibilidade de afastamento apenas em situações extraordinárias e perfeitamente definidas foi confirmada pela conduta reiterada dos acionistas em assembleias gerais que observaram as formalidades e o quórum impostos pela Lei das S.A.."[14]

49. Disso resulta, então, que a dispensa da obrigação de realizar oferta pública de aquisição de ações de emissão da BRF por atingimento de participação relevante ("OPA"), prevista no art. 41, § 9º, iv, do Estatuto Social da Companhia, não será aplicável a acionistas que eventualmente ultrapassarem participação de 33,33% (trinta e três inteiros e trinta e três centésimos por cento) do capital social ("Participação Relevante") no âmbito do Aumento Pretendido, pois tal dispensa se refere apenas a emissão primária que "*tenha sido aprovada em Assembleia Geral de acionistas da Companhia, de acordo com as regras previstas na regulamentação aplicável*".[15]

50. Ou seja, qualquer acionista que passar a deter Participação Relevante em função de ter subscrito ações emitidas no Aumento Pretendido deverá realizar OPA, conforme determina o art. 41, *caput*, do Estatuto Social.

51. A Petros solicita, assim, que seja dada publicidade a esse entendimento, e que ele conste dos fatores de risco dos documentos que venham a ser elaborados no âmbito de qualquer aumento de capital que venha a ser realizado com base na autorização concedida ao Conselho de Administração pelas deliberações tomadas

[14] Parágrafos 61, 68, 82 e 88, respectivamente, do parecer, subscrito pelos Drs. Marcelo Trindade e André Pitta, sócios do escritório Trindade Sociedade de Advogados.
[15] Art. 41, § 9º, do Estatuto Social da BRF.

nesta Assembleia, a fim de que eventuais subscritores não possam alegar ignorância quanto ao dever de realizar a OPA prevista no art. 41 do Estatuto Social.

<u>Conclusão</u>

52. Diante do que se expôs, a Petros vota pela **<u>rejeição</u>** da matéria constante do item (ii) da Ordem do Dia, ressalva a eventual ilegalidade das deliberações, decorrente do não cumprimento de qualquer formalidade que não tenha sido possível verificar por incompletude das informações prestadas pela Companhia e reserva seu direito de exigir o cumprimento da regra estatutária constante no art. 41, *caput*, caso algum acionista atinja Participação Relevante no âmbito da emissão ora discutida, tendo em vista que tal atingimento não preencherá os requisitos necessários para aplicação da exceção à obrigação de realizar OPA prevista no § 9º daquele artigo.

53. A Petros requer que esta manifestação seja autenticada pela mesa, juntamente com seus anexos, sendo claramente identificada e mencionada na ata da AGE, arquivada na sede da Companhia, levada a registro na Junta Comercial competente e divulgada nos *sites* da CVM e da Companhia, como parte integrante da ata da Assembleia.

Rio de Janeiro, 17 de janeiro de 2022.

Fundação Petrobras de Seguridade Social – Petros

DECLARAÇÃO DE VOTO DA ACIONISTA FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

Fundação Petrobras de Seguridade Social – Petros, entidade de previdência complementar fechada com sede na Rua Acre, nº 15, 12º e 13º andares, Centro, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, CEP 20081-000, inscrita no CNPJ/ME sob o nº 34.053.942/0001-50 ("Petros" ou "Fundação"), na qualidade de acionista titular de 7,01% do capital social da BRF S.A., companhia aberta com sede em Av. Jorge Tzachel, 475, Fazenda, na cidade de Itajaí, Estado de Santa Catarina, CEP 88301-600, inscrita no CNPJ/ME sob o nº 01.838.723/0001-27 ("BRF" ou "Companhia"), vem apresentar declaração de voto em relação à matéria constante do item (iii) da Ordem do Dia da Assembleia Geral Extraordinária da Companhia realizada em 17 de janeiro de 2022, às 11:00 horas, de modo exclusivamente digital ("Assembleia" ou "AGE").

Item (iii) da Ordem do Dia

"(iii) Determinar que do valor total da Oferta: (a) R$ 500.000.000,00 (quinhentos milhões de reais) serão destinados ao capital social; e (b) o saldo restante do valor total da Oferta será destinado à formação de reserva de capital, na forma do disposto na alínea 'a' do §1º do art. 182 da Lei nº 6.404/1976 ('Lei das Sociedades por Ações');"

1. Diante do que se expôs na declaração de voto relativa ao item (ii) da Ordem do Dia, a Petros também vota pela **rejeição** da matéria constante do item (iii) da Ordem do Dia, ressalva a eventual ilegalidade das deliberações, decorrente do não cumprimento de qualquer formalidade que não tenha sido possível verificar por incompletude das informações prestadas pela Companhia e reserva seu direito de exigir o cumprimento da regra estatutária constante no art. 41, *caput*, caso algum acionista atinja Participação Relevante no âmbito da emissão ora discutida, tendo em vista que tal atingimento não preencherá os requisitos necessários para aplicação da exceção à obrigação de realizar OPA prevista no § 9º daquele artigo.

2. A Petros requer que esta manifestação seja autenticada pela mesa, juntamente com seus anexos, sendo claramente identificada e mencionada na ata da AGE, arquivada na sede da Companhia, levada a registro na Junta Comercial competente e divulgada nos *sites* da CVM e da Companhia, como parte integrante da ata da Assembleia.

Rio de Janeiro, 17 de janeiro de 2022.

____

Fundação Petrobras de Seguridade Social – Petros

DECLARAÇÃO DE VOTO DA ACIONISTA FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

Fundação Petrobras de Seguridade Social – Petros, entidade de previdência complementar fechada com sede na Rua Acre, nº 15, 12º e 13º andares, Centro, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, CEP 20081-000, inscrita no CNPJ/ME sob o nº 34.053.942/0001-50 ("Petros" ou "Fundação"), na qualidade de acionista titular de 7,01% do capital social da BRF S.A., companhia aberta com sede em Av. Jorge Tzachel, 475, Fazenda, na cidade de Itajaí, Estado de Santa Catarina, CEP 88301-600, inscrita no CNPJ/ME sob o nº 01.838.723/0001-27 ("BRF" ou "Companhia"), vem apresentar declaração de voto em relação à matéria constantes do item (iv) da Ordem do Dia da Assembleia Geral Extraordinária da Companhia realizada em 17 de janeiro de 2022, às 11:00 horas, de modo exclusivamente digital ("Assembleia" ou "AGE").

Item (iv) da Ordem do Dia

"(iv) Autorizar, para todos os fins e efeitos legais, a administração da Companhia a praticar todos os atos necessários e/ou convenientes à implementação do Aumento de Capital e da Oferta;"

1. Diante do que se expôs na declaração de voto relativa ao item (ii) da Ordem do Dia, a Petros também vota pela **rejeição** da matéria constante do item (iv) da Ordem do Dia, ressalva a eventual ilegalidade das deliberações, decorrente do não cumprimento de qualquer formalidade que não tenha sido possível verificar por incompletude das informações prestadas pela Companhia e reserva seu direito de exigir o cumprimento da regra estatutária constante no art. 41, *caput*, caso algum acionista atinja Participação Relevante no âmbito da emissão ora discutida, tendo em vista que tal atingimento não preencherá os requisitos necessários para aplicação da exceção à obrigação de realizar OPA prevista no § 9º daquele artigo.

2. A Petros requer que esta manifestação seja autenticada pela mesa, juntamente com seus anexos, sendo claramente identificada e mencionada na ata da AGE, arquivada na sede da Companhia, levada a registro na Junta Comercial competente e divulgada nos *sites* da CVM e da Companhia, como parte integrante da ata da Assembleia.

Rio de Janeiro, 17 de janeiro de 2022.

Fundação Petrobras de Seguridade Social – Petros

DECLARAÇÃO DE VOTO DA ACIONISTA FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

Fundação Petrobras de Seguridade Social – Petros, entidade de previdência complementar fechada com sede na Rua Acre, nº 15, 12º e 13º andares, Centro, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, CEP 20081-000, inscrita no CNPJ/ME sob o nº 34.053.942/0001-50 ("Petros" ou "Fundação"), na qualidade de acionista titular de 7,01% do capital social da BRF S.A., companhia aberta com sede em Av. Jorge Tzachel, 475, Fazenda, na cidade de Itajaí, Estado de Santa Catarina, CEP 88301-600, inscrita no CNPJ/ME sob o nº 01.838.723/0001-27 ("BRF" ou "Companhia"), vem apresentar declaração de voto em relação à matéria constante do item (v) da Ordem do Dia da Assembleia Geral Extraordinária da Companhia realizada em 17 de janeiro de 2022, às 11:00 horas, de modo exclusivamente digital ("Assembleia" ou "AGE").

Item (v) da Ordem do Dia

"(v) Autorizar o Conselho de Administração, caso as condições de mercado tornem a realização do Aumento de Capital e da Oferta não recomendável, a seu exclusivo critério, a qualquer momento, não implementar ou cancelar o Aumento de Capital e a Oferta sem necessidade de posterior ratificação pelos acionistas da Companhia; e"

1. Diante do que se expôs na declaração de voto relativa ao item (ii) da Ordem do Dia, a Petros também vota pela **rejeição** da matéria constante do item (v) da Ordem do Dia, ressalva a eventual ilegalidade das deliberações, decorrente do não cumprimento de qualquer formalidade que não tenha sido possível verificar por incompletude das informações prestadas pela Companhia e reserva seu direito de exigir o cumprimento da regra estatutária constante no art. 41, *caput*, caso algum acionista atinja Participação Relevante no âmbito da emissão ora discutida, tendo em vista que tal atingimento não preencherá os requisitos necessários para aplicação da exceção à obrigação de realizar OPA prevista no § 9º daquele artigo.

2. A Petros requer que esta manifestação seja autenticada pela mesa, juntamente com seus anexos, sendo claramente identificada e mencionada na ata da AGE, arquivada na sede da Companhia, levada a registro na Junta Comercial competente e divulgada nos *sites* da CVM e da Companhia, como parte integrante da ata da Assembleia.

Rio de Janeiro, 17 de janeiro de 2022.

Fundação Petrobras de Seguridade Social – Petros

DECLARAÇÃO DE VOTO DA ACIONISTA FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

Fundação Petrobras de Seguridade Social – Petros, entidade de previdência complementar fechada com sede na Rua Acre, nº 15, 12º e 13º andares, Centro, na cidade do Rio de Janeiro, Estado do Rio de Janeiro, CEP 20081-000, inscrita no CNPJ/ME sob o nº 34.053.942/0001-50 ("Petros" ou "Fundação"), na qualidade de acionista titular de 7,01% do capital social da BRF S.A., companhia aberta com sede em Av. Jorge Tzachel, 475, Fazenda, na cidade de Itajaí, Estado de Santa Catarina, CEP 88301-600, inscrita no CNPJ/ME sob o nº 01.838.723/0001-27 ("BRF" ou "Companhia"), vem apresentar declaração de voto em relação à matéria constante do Item (vi) da Ordem do Dia da Assembleia Geral Extraordinária da Companhia realizada em 17 de janeiro de 2022, às 11:00 horas, de modo exclusivamente digital ("Assembleia" ou "AGE").

Item (vi) da Ordem do Dia

"(vi) Autorizar o Conselho de Administração a (a) definir a quantidade de ações a ser efetivamente emitida (respeitada a quantidade máxima estabelecida), (b) aprovar o preço por ação, e (c) homologar o Aumento de Capital."

1. Diante do que se expôs na declaração de voto relativa ao item (ii) da Ordem do Dia, a Petros também vota pela **rejeição** da matéria constante do item (vi) da Ordem do Dia, ressalva a eventual ilegalidade das deliberações, decorrente do não cumprimento de qualquer formalidade que não tenha sido possível verificar por incompletude das informações prestadas pela Companhia e reserva seu direito de exigir o cumprimento da regra estatutária constante no art. 41, *caput*, caso algum acionista atinja Participação Relevante no âmbito da emissão ora discutida, tendo em vista que tal atingimento não preencherá os requisitos necessários para aplicação da exceção à obrigação de realizar OPA prevista no § 9º daquele artigo.

2. A Petros requer que esta manifestação seja autenticada pela mesa, juntamente com seus anexos, sendo claramente identificada e mencionada na ata da AGE, arquivada na sede da Companhia, levada a registro na Junta Comercial competente e divulgada nos *sites* da CVM e da Companhia, como parte integrante da ata da Assembleia.

Rio de Janeiro, 17 de janeiro de 2022.

____

Fundação Petrobras de Seguridade Social – Petros

DECLARAÇÃO DE VOTO DA ACIONISTA FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS

ANEXO

Parecer elaborado pelo escritório Trindade Sociedade de Advogados

trindade
sociedade de advogados

PARECER

CLÁUSULA ESTATUTÁRIA DE PROTEÇÃO À DISPERSÃO ACIONÁRIA.

AUMENTO DE CAPITAL SUBMETIDO À ASSEMBLEIA GERAL, COM SUAS CONDIÇÕES ESSENCIAIS ESTABELECIDAS PELO CONSELHO DE ADMINISTRAÇÃO.

NÃO APLICAÇÃO DA EXCEÇÃO À OBRIGAÇÃO DE REALIZAR OPA EM CASO DE ATINGIMENTO DE PARTICIPAÇÃO RELEVANTE NO ÂMBITO DO AUMENTO DE CAPITAL.

Parecer elaborado a pedido de
Fundação Petrobras de Seguridade Social – Petros
Rio de Janeiro, janeiro de 2022.

Rio de Janeiro Avenida Borges de Medeiros, 633/Grupo 701 · Leblon · 22430-041 · +55 21 3206-3366
São Paulo Rua Leopoldo Couto de Magalhães Jr, 758/2º andar · Itaim Bibi · 04542-000 · +55 11 3014-6600
trindadeadv.com.br

– I –
INTRODUÇÃO

I.1. Descrição da Consulta

1. A Fundação Petrobras de Seguridade Social – Petros ("Petros"), consulta-nos sobre certas questões relacionadas às matérias constantes da ordem do dia da Assembleia Geral Extraordinária da BRF S.A. ("BRF" ou "Companhia") a ser realizada, em primeira convocação, no dia 17 de janeiro de 2022 ("Assembleia" ou "AGE"), e ao teor da cláusula de proteção à dispersão acionária constante do Estatuto Social da Companhia ("Consulta").

2. A Consulta informa que em 16 de dezembro de 2021, o Conselho de Administração da BRF aprovou por maioria de votos (e com o voto de desempate do Presidente do Conselho, nos termos do Artigo 21, Parágrafo 7º do Estatuto Social) a convocação da AGE, cujo edital de convocação e respectiva proposta da administração foram divulgados na mesma data.

3. Conforme o edital de convocação, as seguintes matérias, relacionadas a um potencial aumento de capital da BRF, a ser efetivado por meio de uma oferta pública com esforços restritos de distribuição realizada nos termos da Instrução CVM nº 476/09 ("Aumento de Capital"), serão submetidas à apreciação dos acionistas da BRF na AGE:

> *"(i) Deliberar sobre a proposta de alteração do limite da autorização para aumento de capital com a consequente alteração do artigo 7º e a consolidação do estatuto social da Companhia; (ii) Aprovar o aumento capital social da Companhia mediante a emissão, por meio de oferta pública de distribuição primária, nos termos da Instrução CVM nº 476 de 16 de janeiro de 2009 e demais normativos aplicáveis, de até 325.000.000 (trezentas e vinte e cinco milhões) novas ações ordinárias, nominativas e sem valor nominal ("Ações"), incluindo sob a forma de* American Depositary Shares (ADS), *representadas por* American Depositary Receipts (ADR) *("Aumento de Capital" e "Oferta", respectivamente); (iii) Determinar que do valor*

total da Oferta (a) R$ 500.000.000,00 (quinhentos milhões de reais) serão destinados ao capital social; e (b) o saldo restante do valor total da Oferta será destinado à formação de reserva de capital, na forma do disposto na alínea 'a' do §1º do art. 182 da Lei nº 6.404/1976 ("Lei das Sociedades por Ações"); (iv) Autorizar, para todos os fins e feitos legais, a administração da Companhia a praticar todos os atos necessários e/ou convenientes à implementação do Aumento de Capital e da Oferta; (v) Autorizar o Conselho de Administração, caso as condições de mercado tornem a realização do Aumento de Capital e da Oferta não recomendável, a seu exclusivo critério, a qualquer momento, não implementar ou cancelar o Aumento de Capital e a Oferta sem a necessidade de posterior ratificação pelos acionistas da Companhia; e (vi) Autorizar o Conselho de Administração (a) a definir a quantidade de ações a ser emitida (respeitada quantidade máxima estabelecida), (b) aprovar o preço por ação, e (c) homologar o Aumento de Capital."

4. A Consulta informa que o Artigo 41 do Estatuto Social da BRF contém cláusula de proteção à dispersão da base acionária ("Cláusula *Poison Pill*") impondo a qualquer acionista comprador que venha a adquirir, ou se torne titular, de 33,33% ou mais do seu capital social ("Participação Relevante"), a obrigação de realizar uma oferta pública para a aquisição da totalidade das ações de emissão da companhia ("OPA Estatutária").[1]

5. A Cláusula *Poison Pill* contém determinadas exceções à obrigação de realizar a OPA Estatutária, conforme disposto no Artigo 41, Parágrafo 9º do Estatuto Social. O rol de exceções contempla a hipótese de uma pessoa se tornar titular de Participação Relevante em decorrência *"da subscrição de ações da Companhia, realizada em uma única emissão primária, que tenha sido aprovada em Assembleia Geral de acionistas da Companhia, de acordo com as regras previstas na regulamentação aplicável".*[2]

6. Tendo em vista o disposto no Estatuto Social da BRF e as matérias constantes da ordem do dia da AGE, a Consulente questiona se a exceção à obrigação de realizar a OPA

[1] Cf. art. 41 do Estatuto Social da BRF.
[2] Cf. art. 41, Parágrafo 9º do Estatuto Social da BRF.

Estatutária acima mencionada seria aplicável caso algum acionista atinja a Participação Relevante no âmbito do Aumento de Capital.

I.2. ESTRUTURA DESTE PARECER

7. Este parecer está dividido em dois capítulos, além desta introdução e da conclusão. No capítulo II, analisaremos as funções das cláusulas de proteção à dispersão acionária e o teor da Cláusula *Poison Pill* constante do Estatuto Social da BRF. No capítulo III, trataremos da disciplina prevista na Lei das S.A. para o aumento de capital mediante a subscrição de novas ações e analisaremos o teor das matérias constantes da ordem do dia da AGE, com o objetivo de verificar se o Aumento de Capital, caso efetivado, se enquadraria na exceção à obrigação de realizar a OPA Estatutária.

– II –

ANÁLISE DA CLÁUSULA POISON PILL

II.1. BREVE HISTÓRICO DA EVOLUÇÃO NO BRASIL

8. As cláusulas estatutárias que vieram a ficar conhecidas como "*poison pills*" surgem nos Estados Unidos a partir da década de 80 do século XX, com o objetivo de dificultar as tentativas de tomada hostil do controle das companhias norte-americanas, que tradicionalmente possuem grande dispersão acionária.

9. Tais cláusulas, como regra, atribuíam a determinados grupos de acionistas ou aos próprios administradores certas prerrogativas exercíveis diante de uma oferta hostil, destinadas a inviabilizar economicamente a operação pretendida – o que define o seu caráter "venenoso".[3]

10. A partir do início dos anos 2000, a expressão passou a ser utilizada também no Brasil, especialmente para fazer referência a determinadas cláusulas inseridas no Estatuto Social de companhias que acessaram o mercado de capitais a partir daquele momento, mas que possuíam características bastante diferentes das "*poison pill*" norte-americanas.

11. Após a criação do Novo Mercado pela então Bolsa de Valores de São Paulo – BOVESPA, verificou-se um intenso movimento de ofertas iniciais de distribuição de ações de emissão de companhias brasileiras, com a concomitante listagem naquele segmento

[3] Conforme explica Modesto Carvalhosa, as *poison pills* norte-americanas contemplam diversos mecanismos de proteção contra tentativas de tomada hostil de controle, como, por exemplo: *"(i) emissão de bônus de subscrição que outorguem aos seus titulares o direito de subscrever ações por valor inferior ao de mercado, no momento do anúncio de uma oferta hostil de aquisição do poder de controle; (ii) emissão de debêntures (simples ou conversíveis) resgatáveis por um valor elevado (principal + juros) na hipótese de anúncio de um takeover hostil; (iii) "cavaleiro branco" (white knight): após o anúncio da oferta hostil, a empresa alvo incorpora outra companhia, a fim de tornar a aquisição mais custosa para o ofertante (exemplo: caso Vodafone / Mannesmann); (iv) pac man: a companhia alvo da oferta hostil lança uma contra-oferta pela aquisição das ações de emissão da própria ofertante, a fim de obstar a concretização do negócio; (v) compra ou venda de ativos relevantes no curso da oferta"*. (CARVALHOSA, Modesto. **As poison pills estatutárias na prática brasileira - alguns aspectos de sua legalidade** *In:* Direito Societário - Desafios Atuais. CASTRO, Rodrigo R. Monteiro de. ARAGÃO, Leandro Santos de (coord.). São Paulo: Quartier Latin, 2009, p. 28.

especial de governança corporativa que, como sabido, admite apenas companhias cujo capital social é composto exclusivamente por ações ordinárias.

12. Assim, diversas companhias passaram a apresentar estruturas de controle até então pouco comuns no Brasil, com o aumento do número de companhias com controle minoritário ou mesmo com o seu capital significativamente disperso em mercado, sem a presença de um acionista controlador.

13. Nesse contexto, diversas companhias brasileiras que abriam seu capital no Novo Mercado introduziram em seus estatutos sociais cláusulas estatutárias destinadas a prevenir o risco de concentração do capital, que passaram a ser denominadas como *"mecanismos de proteção à dispersão acionária"*.

14. Isso porque a concentração do capital outrora disperso altera substancialmente a realidade da companhia, seja pelo surgimento de um acionista (ou grupo de acionistas) que passe a preponderar nas deliberações sociais, seja pela possibilidade de redução da liquidez das ações em mercado.

15. Embora a transferência do controle acionário e a restrição à liquidez sejam objeto de disciplina específica na Lei das S.A. (nos termos dos artigos 254-A e 4º, § 6º, respectivamente) e na regulamentação da Comissão de Valores Mobiliários (conforme artigos 29 e ss. e 26 e ss. da Instrução CVM nº 361/02, respectivamente), tal regramento se revelou insuficiente para lidar com certas especificidades impostas pelo surgimento de um maior número de companhias com o capital disperso.

16. Em relação ao primeiro tema, a Lei das S.A. impõe a realização de OPA apenas na hipótese de alienação de controle do controle majoritário (e de modo considerado insuficiente), não estendendo tal obrigação à alienação do controle minoritário e à aquisição originária de controle.

17. Em relação ao segundo tema, embora a Lei das S.A. e a Instrução CVM nº 361/02 contenham regras destinadas a lidar com a iliquidez das ações das companhias abertas, aquele regramento se aplica exclusivamente à situação em que a potencial redução da liquidez decorre de aquisições feitas pelo acionista controlador majoritário.

18. É verdade que o Novo Mercado tratou, desde logo, de expressamente contemplar a obrigação de realizar OPA na hipótese de alienação de controle minoritário em igualdade de condições, reduzindo o risco de que o poder de controle fosse transferido sem a realização de uma OPA que assegurasse aos demais acionistas a possibilidade de alienar suas ações pelo mesmo preço recebido pelo controlador. Todavia, as regras do segmento especial de listagem não estendem a obrigação de realizar OPA às situações em que o controle (majoritário ou minoritário) é adquirido originariamente ou em que algum acionista atinge determinada participação relevante.[4]

19. Por isso surgiram, especialmente nos estatutos das companhias listadas no Novo Mercado, cláusulas tentando lidar com o risco de concentração acionária em outras situações que não as disciplinadas pela lei e pelas regras daquele segmento especial. Tais cláusulas – que passaram a ser referidas como *poison pills,* a despeito de estruturalmente diferentes daquelas adotadas nos Estados Unidos[5] – impõem àquele que atinge uma determinada participação relevante definida no Estatuto Social a obrigação de realizar uma OPA para a totalidade dos acionistas.

20. A princípio, tal movimento estava alinhado à tendência internacional[6] de impor a obrigação de realizar uma OPA quando atingido determinado percentual do capital social inferior ao necessário para o alcance da maioria absoluta dos votos nas assembleias gerais, especialmente em situações de companhias com capital pulverizado.

21. É o que ocorre, por exemplo, no direito comunitário europeu, que estabelece a obrigatoriedade de oferta pública na hipótese de aquisição de uma quantidade de ações

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[4] Não obstante as reiteradas tentativas da Bolsa de instituir tal regra nas reformas realizadas ao Regulamento do Novo Mercado em 2010 e 2017.

[5] "*Conquanto tenha o instituto nítida inspiração no Direito Norte-Americano, não deixa de ser curioso observar ter caído no gosto das companhias brasileiras uma espécie de* poison pill *lá muito raramente empregada: a que obriga o acionista adquirente de determinado percentual de ações a realizar ofertas pública tendo por objeto a aquisição da totalidade das ações de emissão das companhias em circulação no mercado.*" (ZANINI, Carlos Klein. A *Poison Pill* Brasileira. *In:* ADAMEK, Marcelo Vieira von. **Temas de direito societário e empresarial contemporâneos**. São Paulo: Malheiros, 2010, p. 258).

[6] Exceção feita à legislação societária e do mercado de capitais norte-americano, que jamais incorporou regra dessa natureza.

suficiente para atribuir ao seu titular o controle da companhia (ainda que minoritário), definida pelo ordenamento de cada Estado-Membro.[7]

22. Mas a obrigação de realizar OPA prevista nos estatutos sociais das companhias brasileiras veio, em alguns casos, acompanhada de regras bastante específicas que disciplinam o preço pelo qual a oferta deve ser realizada, que muitas vezes inclui um prêmio substancial em relação ao valor de mercado ou mesmo ao valor econômico da companhia.[8]

23. Foi justamente a existência de tais prêmios e demais cláusulas restritivas[9] que levaram à comparação daquela mecânica estatutária às *poison pills* norte-americanas. Isso porque em companhias com controle minoritário ou sem um acionista controlador, a obrigação de realizar uma OPA cujo preço embute um prêmio significativo tende a dificultar ou mesmo impedir a tomada de controle da companhia, inclusive em momentos em que a cotação das ações esteja circunstancialmente depreciada.

24. Assim, embora as OPA estatutárias que surgiram no mercado brasileiro a partir do início dos anos 2000 tivessem a finalidade declarada de preservação da liquidez das ações das companhias, em determinadas situações tais cláusulas servem à preservação do

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[7] É o que dispõe a Diretiva 2004/25/CE em seu art. 5º, nº 1: "*Sempre que uma pessoa singular ou colectiva, na sequência de uma aquisição efectuada por si ou por pessoas que com ela actuam em concertação, venha a deter valores mobiliários de uma sociedade a que se refere o n.º 1 do artigo 1.º que, adicionados a uma eventual participação que já detenha e à participação detida pelas pessoas que com ela actuam em concertação, lhe confiram directa ou indirectamente uma determinada percentagem dos direitos de voto nessa sociedade, permitindo-lhe dispor do controlo da mesma, os Estados-Membros asseguram que essa pessoa deva lançar uma oferta a fim de proteger os accionistas minoritários dessa sociedade. Esta oferta deve ser dirigida o mais rapidamente possível a todos os titulares de valores mobiliários, para a totalidade das suas participações, a um preço equitativo definido no n.º 4*"

[8] Adicionalmente, algumas companhias introduziram em seus estatutos sanções para os acionistas que votassem a favor da retirada da cláusula em assembleia geral. Posteriormente, a CVM, por meio do Parecer de Orientação n° 36, manifestou seu entendimento quanto à ilegalidade dessas chamadas "cláusulas pétreas estatutárias" e o Regulamento do Novo Mercado passou a vedar a sua inclusão no estatuto das companhias que pleiteassem adesão àquele segmento especial.

[9] No Brasil, além das cláusulas determinando a realização das OPAs, alguns estatutos sociais de companhias do Novo Mercado determinam, adicionalmente, **(i)** a limitação do direito de voto a um certo percentual do capital social (com fundamento na norma do art. 110, § 1°, da Lei das S.A.), inferior àquele que dispara a obrigação de realizar a OPA – visando a tornar menos atraente a aquisição dos direitos econômicos desacompanhados do poder político – ou **(ii)** a obrigação de apenas adquirir ações em bolsa de valores (e não privadamente) a partir de um certo percentual de participação no capital, também mais baixo que o da OPA – assegurando a todos os acionistas a oportunidade de vender ações ao potencial comprador do controle antes mesmo que ele o atinja.

controle minoritário – o que dependerá, naturalmente, de quão disperso for o capital da sociedade, e de quão baixo for o percentual que dispare a obrigação de realização de OPA.[10]

II.2. A Regra Estatutária da BRF

25. A BRF (anteriormente denominada Perdigão S.A.) é uma companhia listada no Novo Mercado e passou a utilizar sua atual denominação social após a combinação de negócios entre a Perdigão S.A e a Sadia S.A.

26. A redação original do Estatuto Social da BRF (vigente logo após a implementação daquela combinação de negócios), já continha cláusula estatutária de proteção à dispersão acionária. Tal cláusula estabelecia, em síntese, que qualquer acionista que adquirisse ou se tornasse titular de participação igual ou superior a 20% (vinte por cento) do capital social da Companhia estaria obrigado realizar uma OPA destinada a todos os demais acionistas, cujo preço deveria ser, no mínimo, equivalente ao maior valor entre *(i)* o valor econômico apurado em laudo de avaliação; *(ii)* 135% (cento e trinta e cinco por cento) do preço de emissão das ações em qualquer aumento de capital realizado mediante distribuição pública ocorrido no período de 24 (vinte e quatro) meses anteriores à data em que se tornar obrigatória a realização da OPA; e *(iii)* 135% (cento e trinta e cinco por cento) da cotação unitária média das ações de emissão da Companhia durante o período de 30 (trinta) dias anteriores à realização da OPA na bolsa de valores de maior volume de negociações das ações de emissão da Companhia.[11]

27. Já naquele momento, o Estatuto Social da Companhia também continha um rol de exceções à obrigação de realizar OPA em decorrência do atingimento de participação

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[10] *"Resumidamente, as cláusulas de poison pills têm por objetivo: (i) desestimular a compra em bolsa de percentual de relevante participação por não controladores, assegurando, com esse desestímulo, um número ideal de ações em circulação no mercado e sua liquidez; (ii) preservar a estabilidade do controle pelos controladores com menos de 50% do capital votante, considerando que, por isso, as ações adquiridas em bloco no mercado podem dar a um grupo agressivo de investidores o poder de controle da companhia".* (CARVALHOSA, Modesto. *As Poison Pills Estatutárias na Prática Brasileira: Alguns Aspectos de sua Legalidade. In:* CASTRO, Rodrigo R. Monteiro; ARAGÃO, Leandro Santos de (coords.). **Direito Societário: Desafios Atuais**. São Paulo: Quartier Latin, 2009, p. 23).

[11] Cf. Artigo 37 do Estatuto Social da BRF vigente a partir de 20 de agosto de 2009.

relevante, inclusive na hipótese de "*subscrição de ações da Companhia, realizada em uma única emissão primária, que tenha sido aprovada em Assembléia Geral de acionistas da Companhia, convocada pelo seu Conselho de Administração, e cuja proposta de aumento de capital tenha determinado a fixação do preço de emissão das ações com base em valor econômico obtido a partir de um laudo de avaliação econômico-financeira da Companhia realizada por empresa especializada com experiência comprovada em avaliação de companhias abertas.*"[12]

28. Nota-se, portanto, que a previsão estatutária buscava claramente preservar o interesse da Companhia diante da necessidade de aumentar o seu capital. Assim, o Estatuto Social isentava da obrigação de lançar a OPA o acionista disposto a, nesse caso, incrementar sua posição relativa no capital social, mediante o aporte de recursos em proporção superior à sua participação acionária, caso existissem sobras decorrentes do não exercício do direito de preferência por outros acionistas. Nesse caso específico, evitava-se que a possibilidade de imposição da obrigação de realizar a OPA em razão do atingimento do percentual previsto no Estatuto no contexto do aumento de capital desestimulasse ou mesmo inviabilizasse a capitalização da empresa.

29. Mas justamente para evitar a incidência oportunista da exceção – que afasta a incidência da OPA mesmo diante da possiblidade de concentração do capital social – aquela dispensa abrangia apenas aumentos de capital com características específicas. Assim, para que a mencionada isenção se aplicasse, era necessária a observância cumulativa de dois requisitos também previstos no Estatuto Social: *(i)* a subscrição das ações deveria ocorrer em uma única emissão primária, aprovada pela Assembleia Geral; e *(ii)* o preço de emissão deveria ser fixado com base no valor econômico da Companhia, apurado em laudo de avaliação.

30. Ou seja, embora o Conselho de Administração da BRF já estivesse estatutariamente autorizado a deliberar aumentos de capital, a dispensa da obrigação de lançar a OPA incidia exclusivamente na hipótese em que o atingimento da participação relevante

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[12] Cf. Artigo 37, Parágrafo 10, do Estatuto Social da BRF vigente a partir de 20 de agosto de 2009.

decorresse da subscrição de ações em um aumento de capital cujas condições fossem estabelecidas pelos próprios acionistas da Companhia e com um critério de fixação do preço de emissão previamente estabelecido no próprio Estatuto Social (que impunha ao subscritor o ônus de adquirir as novas ações por preço que correspondia a um dos critérios da OPA prevista na cláusula de proteção da dispersão acionária).

31. Em 2016, o Estatuto Social da BRF foi reformado, e a cláusula de proteção de dispersão acionária passou a ter o formato da Cláusula *Poison Pill*.

32. Em síntese, as principais alterações promovidas incluíram *(i)* o aumento do percentual que dispara a obrigação de lançar a OPA, que passou a corresponder à Participação Relevante (33,33%); *(ii)* a supressão do valor econômico e do preço praticado em operações de aumento de capital como parâmetros a serem adotados para a definição do preço da OPA; e *(iii)* o aumento do prêmio a ser pago no âmbito da OPA em relação à cotação das ações de emissão da BRF, de modo que o preço da oferta passou a ser o maior valor entre 140% (cento e quarenta por cento) da cotação unitária média das ações de emissão da Companhia (a) durante os últimos 120 (cento e vinte) pregões; ou (b) durante os últimos 30 (trinta) pregões, na bolsa de valores em que houver o maior volume de negociações das ações de emissão da Companhia.

33. Naquela oportunidade, foi mantida a isenção da obrigação de lançar a OPA no caso de atingimento da Participação Relevante em decorrência da subscrição de ações em um aumento de capital, mas com uma alteração substancial nos requisitos aplicáveis: o Estatuto Social deixou de prever que aquela dispensa apenas se aplicava em aumentos de capital cujo preço de emissão fosse fixado com base no valor econômico.

34. Tal alteração evidentemente aumentou a possibilidade de se viabilizar a capitalização da Companhia sem a imposição aos subscritores do aumento de capital do ônus de realizar a OPA. Isso porque a maior flexibilidade quanto à escolha do critério a ser adotado na fixação do preço de emissão (respeitado o disposto no art. 170 da Lei das S.A.) permite a realização do aumento de capital em condições mais atrativas aos potenciais subscritores, aumentando as chances de êxito da operação.

35. Por outro lado, ao mesmo tempo em que conferiram maior flexibilidade quanto à fixação do preço de emissão, os acionistas da BRF não abriram mão de estabelecer as condições daquele aumento de capital que poderia culminar em um evento de concentração da sua base acionária sem a obrigatoriedade de lançamento da OPA *Poison Pill*. Nesse sentido, foi mantida a obrigatoriedade de aprovação do aumento de capital pela Assembleia Geral para que o acionista que eventualmente atingisse a Participação Relevante no âmbito da operação pudesse se beneficiar da dispensa da obrigação de realizar a OPA.

36. Assim, para que se possa avaliar se a exceção à obrigação de realizar a OPA Estatutária seria aplicável na hipótese de um determinado acionista atingir a Participação Relevante no âmbito do Aumento de Capital, é necessário compreender o que caracteriza, para aqueles efeitos, uma "*emissão primária, que tenha sido aprovada em Assembleia Geral de acionistas da Companhia, de acordo com as regras previstas na regulamentação aplicável.*", conforme disposto no Estatuto Social.

– III –

Aumento de Capital e Aprovação da Assembleia

III.1. A Disciplina do Aumento de Capital

37. O capital social constitui um dos elementos centrais do regime das sociedades por ações brasileiras, desempenhando funções associadas *(i)* à proteção dos credores sociais;[13] e *(ii)* ao exercício do poder político no âmbito da companhia.[14]

38. Diante das suas funções e da sua relevância na estrutura das companhias, a modificação do capital social é cercada de tratamento específico no âmbito da lei societária, "*dado que importa alteração na essência mesma do pacto societário, e da estrutura de poder*".[15]

39. A primeira questão a ser avaliada é a própria necessidade do aumento, inclusive em cotejo com as outras alternativas de financiamento das atividades da empresa. Assim, a administração fica obrigada a examinar e expor as razões pelas quais a companhia precisa daqueles recursos, buscando-se evitar, desse modo, operações destinadas

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[13] Cf. LAMY FILHO. Alfredo. Capital social – Conceito – Atributos – A alteração introduzida pela Lei 9.457. de 1997 – O capital social no sistema jurídico americano. *In*: LAMY FILHO, Alfredo. **Temas de S.A.** Rio de Janeiro: Renovar, 2007, p. 179-180. A proteção aos credores conferida pela disciplina do capital social é essencial em decorrência da limitação de responsabilidade dos sócios pelos passivos da sociedade, característica inerente às companhias. Em outras palavras, uma vez que a responsabilidade dos sócios é restrita à contribuição por eles feita à sociedade, é essencial que aquela contribuição – que concorre para a formação do capital social – seja dotada de certos atributos conferidos pela lei societária, especialmente a sua realidade e intangibilidade.

[14] "*o capital social é a coluna mestra em torno da qual é construído o vigamento das relações internas entre os acionistas e, conseqüentemente, os direitos e deveres que integram cada posição de sócio: (a) a cada ação (da mesma espécie e classe) correspondem iguais direitos, em termos de porcentagem ou fração do total; esse modo de organização compreende tanto os direitos ditos patrimoniais (como os de participação nos lucros e no acervo líquido, em caso de liquidação) quanto os políticos (como o de voto nas deliberações da Assembleia Geral); e (b) a criação da ação pressupõe, como requisito necessário, uma contribuição financeira para a formação do capital social; a definição dos direitos dos acionistas está, portanto, essencialmente ligada ao capital social.*" (LAMY FILHO, Alfredo; BULHÕES PEDREIRA, José Luís. Abuso do Poder de Controle em Aumento do Capital Social de Banco Comercial. *In*: LAMY FILHO, Alfredo; BULHÕES PEDREIRA, José Luís. **A Lei das S.A.: Pressupostos, Elaboração, Modificações**. Vol. II. Rio de Janeiro: Renovar, 1997, p. 247.

[15] Cf. LAMY FILHO, Alfredo. Capital Social. *In*: LAMY FILHO, Alfredo; BULHÕES PEDREIRA, José Luís. **A Lei das S.A.: Pressupostos, Elaboração, Modificações**. Vol. II. Rio de Janeiro: Renovar, 1997, p. 25).

exclusivamente a aumentar a participação de acionistas com maior disponibilidade de recursos ou de terceiros.[16]

40. Adicionalmente, a Lei das S.A. eleva o direito de preferência para subscrição de novas ações à condição de direito essencial[17] (restringível apenas em situações bastante excepcionais previstas na própria lei, como nas ofertas públicas), assegurando aos acionistas que assim o desejarem a manutenção de sua posição relativa no capital social da companhia, em caso de aumento.[18]

41. Da mesma forma, ao disciplinar as operações de aumento de capital, a Lei das S.A. preocupou-se expressamente em evitar que o preço de emissão fixado pelo órgão social competente ocasionasse a diluição injustificada da participação relativa dos acionistas da companhia[19] *(i)* prescrevendo critérios a serem utilizados, isolada ou conjuntamente, na determinação daquele preço; [20] e *(ii)* exigindo que a proposta de aumento do capital esclareça qual o critério adotado e justifique "*pormenorizadamente*" os aspectos econômicos que determinaram a sua escolha. [21]

42. Mas não é só. Dada a natureza extraordinária do aumento de capital e suas profundas consequências para a estrutura da companhia e para os direitos dos seus acionistas, a Lei das S.A. submete aquela operação a um minucioso procedimento,

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[16] "*A única razão que pode justificar a diluição é o interesse da companhia. Se os negócios sociais exigem quantidade adicional de capital próprio que somente pode ser obtida pela via do aumento de capital social, justifica-se a subordinação do interesse individual dos acionistas (o de preservar o valor econômico de suas ações) ao interesse social de manter ou expandir as atividades da companhia. A diluição somente é legítima, entretanto, na medida em que se impõe para atender ao interesse social.*" (LAMY FILHO, Alfredo; BULHÕES PEDREIRA, José Luís. Abuso do Poder de Controle em Aumento do Capital Social de Banco Comercial. *In*: LAMY FILHO, Alfredo; BULHÕES PEDREIRA, José Luís. **A Lei das S.A.: Pressupostos, Elaboração, Modificações**. Vol. II. Rio de Janeiro: Renovar, 1997, p. 276).

[17] Cf. art. 109, IV da Lei das S.A.

[18] "*O capital social tem também, assim, a função de medir os direitos dos acionistas. Vai daí que seu aumento sem que ao acionista seja assegurado o direito de manter o percentual de sua participação acionária poderá implicar a diminuição ou mesmo a perda desses direitos. É exatamente por isso que a lei prevê, como direito essencial do acionista, a preferência para subscrição de aumento de capital.*" (FRANÇA, Erasmo Valladão Azevedo e Novaes. Credores e Acionistas nos Aumentos de Capital Social. *In*: FRANÇA, Erasmo Valladão Azevedo e Novaes. **Temas de Direito Societário, Falimentar e Teoria da Empresa.** São Paulo: Malheiros, 2009, p. 240).

[19] Cf. artigo 170, § 1º da Lei das S.A..

[20] Cf. artigo 170, § 1º da Lei das S.A..

[21] Cf. artigo 170, § 7º da Lei das S.A..

especialmente quando envolve a subscrição de novas ações[22] (ou seja, uma *emissão primária de ações*), subordinado a um "*apertadíssimo formalismo*",[23] inclusive no que diz respeito ao órgão competente para sua aprovação.

III.2. Competência para Aprovação do Aumento de Capital

43. Em regra, a operação de aumento de capital se inicia a partir de proposta da administração da companhia, elaborada pelo órgão responsável por tal atribuição, conforme previsto no Estatuto Social.[24] Em seguida, a proposta deve ser submetida à apreciação e aprovação do órgão competente.[25]

44. A respeito da competência para aprovação de aumento de capital, o art. 166 da Lei das S.A. estabelece:

> *"Art. 166. O capital social pode ser aumentado:*
>
> *I - por deliberação da assembléia-geral ordinária, para correção da expressão monetária do seu valor (artigo 167);*

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[22] "*o aumento de capital com subscrição de novas ações apresenta características que o distingue das demais modificações do contrato de sociedade: além da alteração da cláusula específica, para que nela passe a figurar o novo valor do capital social e a quantidade de ações em que o mesmo se divide (o que configura uma modificação objetiva de cláusulas do contrato), o aumento de capital implica também alteração subjetiva do contrato de sociedade, com a criação de novas posições jurídicas de sócio; a companhia é contrato aberto, no sentido de que se presta, mesmo após a conclusão pelas partes contratantes originais, à agregação de novas partes sem dissolução das relações jurídicas preexistentes; e é negócio de formação progressiva, em que a fase de formação pode continuar mesmo depois de iniciada a de execução.*" (COLONNA ROSMAN, Luiz Alberto. Modificação do Capital Social. *In*: PEDREIRA, José Luiz Bulhões; LAMY FILHO, Alfredo (Org.). **Direito das Companhias**. 2ª ed. Rio de Janeiro: Forense, 2017, p. 1011).

[23] Cf. PENTEADO, Mauro. **Aumentos de Capital das Sociedades Anônimas.** 2ª ed. atualizada e anotada por Alfredo Sérgio Lazzareschi Neto. São Paulo: Quartier Latin, 2012, p. 191.

[24] A esse respeito, esclarece Luiz Alberto Rosman: "*Nas sociedades com Conselho de Administração, cabe ao estatuto definir se compete a este órgão ou à Diretoria a atribuição de elaborar a proposta a ser encaminhada à deliberação dos acionistas. O mais usual é que, sendo a Diretoria o órgão executivo da companhia com conhecimento pormenorizado dos negócios sociais, caiba-lhe o impulso inicial da proposta, com demonstração das vantagens para a companhias e para os acionistas que decorrerão da medida, sendo, posteriormente, a matéria encaminhada ao Conselho de Administração, que sobre ela se pronunciará, se tiver atribuição de deliberar a modificação, ou a submeterá à Assembleia Geral.*" (COLONNA ROSMAN, Luiz Alberto. Modificação do Capital Social. *In*: PEDREIRA, José Luiz Bulhões; LAMY FILHO, Alfredo (Org.). **Direito das Companhias**. 2ª ed. Rio de Janeiro: Forense, 2017, p. 993).

[25] Acompanhada da manifestação do Conselho Fiscal, caso instalado, nos termos do art. 163, III da Lei das S.A. (em se tratando de aumento de capital sujeito à aprovação da Assembleia Geral).

> *II - por deliberação da assembléia-geral ou do conselho de administração, observado o que a respeito dispuser o estatuto, nos casos de emissão de ações dentro do limite autorizado no estatuto (artigo 168);*
>
> *III - por conversão, em ações, de debêntures ou parte beneficiárias e pelo exercício de direitos conferidos por bônus de subscrição, ou de opção de compra de ações; (Vide Lei nº 12.838, de 2013)*
>
> *IV - por deliberação da assembléia-geral extraordinária convocada para decidir sobre reforma do estatuto social, no caso de inexistir autorização de aumento, ou de estar a mesma esgotada."*

45. Assim, a lei prevê duas espécies distintas de aumento de capital mediante a subscrição de novas ações: aquela que implica reforma do Estatuto Social, de competência privativa da Assembleia Geral, e aquela que não implica alteração estatutária, porque ocorre dentro dos limites do capital já autorizado pelo próprio estatuto. Nesse segundo caso, a competência para deliberar o aumento pode ser da Assembleia Geral ou, como é mais comum, do próprio Conselho de Administração, conforme definido no estatuto social.[26]

46. O regime do capital autorizado tem por objetivo justamente permitir a "*agilização da colocação de ações em mercado*".[27] Nesse caso, os acionistas aprovam alteração ao Estatuto Social autorizando a realização de futuros aumentos de capital e definido de forma minuciosa as "*bases essenciais da operação de emissão de ações*",[28] conforme exigido pelo art. 168, § 1º da Lei das S.A. e definindo o órgão competente para aprovar o aumento – se o Conselho de Administração ou a Assembleia Geral.

47. Assim, conforme ensina José Alexandre Tavares Guerreiro:

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[26] Cf. TAVARES GUERREIRO, José Alexandre. **Regime Jurídico do Capital Autorizado**. São Paulo: Saraiva, 1984, p. 91.
[27] Cf. COLONNA ROSMAN, Luiz Alberto. Modificação do Capital Social. *In*: PEDREIRA, José Luiz Bulhões; LAMY FILHO, Alfredo (Org.). **Direito das Companhias**. 2ª ed. Rio de Janeiro: Forense, 2017, p. 993.
[28] Cf. PENTEADO, Mauro. **Aumentos de Capital das Sociedades Anônimas.** 2ª ed. atualizada e anotada por Alfredo Sérgio Lazzareschi Neto. São Paulo: Quartier Latin, 2012, p. 267.

"Coexistem, pois, na Lei n. 6404, o regime do capital fixo, estipulado no estatuto (art. 5º), inclusive quanto ao número em que o capital fixo se divide (art. 11), e uma especial sistemática de autorização estatutária para aumentos (art. 168), assim consubstanciando-se uma particular disciplina: de um lado, válido é o princípio de que o capital orginalmente fixado no estatuto, ao constituir-se a sociedade anônima, deve ser integralmente subscrito por pelo menos duas pessoas (art. 80, I), inadmitida a subscrição parcial; de outro lado, nada impede que, atendida essa prescrição, se faça consignar no estatuto cláusula no sentido de se permitirem subsequentes aumentos, independentemente de reforma estatutária, nos termos do art. 168, especificando o limite de aumento (art. 168, § 1º, a) e observadas as demais disposições pertinentes à espécie, quer as do próprio art. 168, quer a do art. 138, § 2º, que exige a formatação de um conselho de administração." [29]

48. O Estatuto Social da BRF prevê a possibilidade de aumento de capital, dentro do limite de capital autorizado, por deliberação do conselho de administração. Com efeito, o Artigo 7º do Estatuto estabelece: "*A Companhia está autorizada a aumentar o seu capital social, independentemente de reforma estatutária, até que o número de ações em que se divide o capital social passe a ser de 1.000.000.000 (um bilhão) de ações ordinárias, mediante deliberação do Conselho de Administração.*"

49. Assim, conclui-se que, no caso da Companhia, são admitidas duas espécies distintas de aumento de capital mediante subscrição de ações: *(i)* a aprovada pela Assembleia Geral por meio de reforma estatutária, na forma do artigo 166, IV da Lei das S.A.;[30] e *(ii)* a aprovada pelo Conselho de Administração, independentemente de reforma

[29] Cf. TAVARES GUERREIRO, José Alexandre. **Regime Jurídico do Capital Autorizado**. São Paulo: Saraiva, 1984, p. 79.

[30] *"A extensão dos poderes deferidos pela lei à assembleia geral (art. 121) justifica sua iniciativa de promover aumentos de capital mediante reforma estatutária, inobstante ainda não utilizado o limite do art. 168, porque este se refere, apenas, e precisamente, a aumento do capital social independentemente de reforma estatutária, Não há, aí, nem excesso de poder, nem invasão, pela assembleia geral, da esfera de competência privativa de outro órgão, no caso o conselho de administração, porque a competência privativa deste, quando instituída no estatuto, se restringe às deliberações sobre emissão de ações sem reforma de estatuto."* (TAVARES GUERREIRO, José Alexandre. **Regime Jurídico do Capital Autorizado**. São Paulo: Saraiva, 1984, p. 87).

estatutária, dentro do limite do capital autorizado, na forma do art. 166, II da Lei das S.A.[31]

III.3. Natureza e Conteúdo da Deliberação que Aprova o Aumento de Aumento de Capital

50. A deliberação que aprova o aumento de capital mediante subscrição de ações – seja ela tomada pela Assembleia ou pelo Conselho de Administração – constitui uma "*declaração de vontade por meio da qual a companhia formula uma proposta aos acionistas e investidores para que eles comprem as ações que serão emitidas*".[32]

51. Trata-se de proposta de contrato destinada aos acionistas ou ao público em geral (no caso de oferta pública) efetivada nos termos dos artigos 427[33] e, caso aplicável, 429[34] do Código Civil, que deve conter, portanto, todas as condições essenciais do negócio jurídico a ser celebrado. Conforme ensina Orlando Gomes:

> "Proposta *é a firme declaração receptícia de vontade dirigida à pessoa com a qual pretende alguém celebrar um contrato, ou ao público. Para valer, é preciso ser formulada em termos que a aceitação do destinatário baste à conclusão do contrato. Não deve ficar na dependência de nova manifestação da vontade, pois a* oferta, *condicionada a ulterior declaração do proponente, proposta não é no sentido técnico da palavra. Exige-se que seja inequívoca, precisa e completa, isto é, determinada de tal sorte que, em virtude da* aceitação, *se possa obter o acordo sobre a totalidade do*

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[31] "*se o órgão exclusivamente competente, nos termos do estatuto social, é o conselho de administração, não pode a assembleia geral promover aumentos de capital dentro dos limites autorizados, o que configuraria invasão da esfera de competência privativa de outro órgão, definida no estatuto com respaldo na lei.*" (TAVARES GUERREIRO, José Alexandre. **Regime Jurídico do Capital Autorizado**. São Paulo: Saraiva, 1984, p. 87).

[32] Cf. EIZIRIK, Nelson. **A Lei das S/A Comentada.** 3ª ed. rev. e ampl. Vol. 3. São Paulo: Quartier Latin, 2021, p. 315.

[33] "*Art. 427. A proposta de contrato obriga o proponente, se o contrário não resultar dos termos dela, da natureza do negócio, ou das circunstâncias do caso.*"

[34] "*Art. 429. A oferta ao público equivale a proposta quando encerra os requisitos essenciais ao contrato, salvo se o contrário resultar das circunstâncias ou dos usos.*
Parágrafo único. Pode revogar-se a oferta pela mesma via de sua divulgação, desde que ressalvada esta faculdade na oferta realizada."

contrato. Deve conter, portanto, todas as cláusulas essenciais, de modo que o consentimento do oblato implique a formação do contrato."[35]

52. Sendo a deliberação de aumento de capital mediante subscrição de ações uma manifestação de vontade que representa típica proposta de contrato, é induvidoso que aquela deliberação, seja ela de competência da Assembleia Geral ou do Conselho de Administração, deve conter necessariamente todos os elementos essenciais da operação (ou, mais propriamente, do contrato), incluindo *(i)* o valor do aumento; *(ii)* o preço de emissão; *(iii)* a quantidade de ações a serem emitidas; *(iv)* o prazo para o exercício de direito de preferência pelos antigos acionistas, caso aplicável; *(v)* o prazo e as condições para subscrição e integralização das ações subscritas; e *(vi)* quaisquer outras condições a que o aumento de capital esteja sujeito.[36]

53. Especificamente na hipótese de aumento de capital por meio de oferta pública de competência da Assembleia Geral, a Lei das S.A. admite, de forma excepcional, que aquele órgão poderá delegar ao Conselho de Administração a fixação do preço de emissão de ações a serem distribuídas no mercado.[37] Mas, todas as demais condições do aumento deverão ser, nesse caso, fixadas pela Assembleia Geral.

54. Aprovado o aumento de capital (e, portanto, formulada a proposta de contratar pela companhia), a subscrição das ações equivale à aceitação daquela proposta, conforme explica Nelson Eizirik:

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[35] Cf. GOMES, Orlando. **Contratos**. 26ª ed. Atualizadores: Antonio Junqueira de Azevedo e Francisco Paulo de Crescenzo Marino. Rio de Janeiro: Forense, 2007, p. 73.

[36] *"o órgão competente (a Assembleia Geral ou o Conselho de Administração – art. 166, IV) delibera o valor do aumento, o preço de emissão das ações, a quantidade das ações a serem emitidas e as condições de sua integralização; a companhia, mediante publicação de aviso ou prospecto, oferece o aumento aos acionistas (se tiverem preferencia para subscrevê-lo) ou a subscrição pública, se for o caso; a oferta é de determinada quantidade de ações e sujeita – expressa ou implicitamente – à condição de todas as ações oferecidas sejam subscritas."* (COLONNA ROSMAN, Luiz Alberto. Modificação do Capital Social. *In*: PEDREIRA, José Luiz Bulhões; LAMY FILHO, Alfredo (Org.). **Direito das Companhias**. 2ª ed. Rio de Janeiro: Forense, 2017, p. 993).

[37] Cf. art. 170, § 2º da Lei das S.A. Tal alternativa é, na prática, pouquíssimo utilizada, pois as companhias tendem a realizar ofertas publicas por meio de aumentos de capital dentro do limite do capital autorizado, aprovados pelo Conselho de Administração, em busca de agilidade e redução de incertezas.

> *"As subscrições das ações equivalem, por sua vez, a declarações de aceitação da proposta, apresentando natureza contratual; a assinatura da lista ou boletim de subscrição corresponde à celebração de um contrato, mediante o qual o subscritor adere ao contrato plurilateral de sociedade, gerando, em consequência, direitos e obrigações irretratáveis para o subscritor e a companhia."*[38]

III.4. A Ordem do Dia da AGE e A Exceção Prevista na Cláusula Poison Pill

55. Como visto, o Estatuto Social da BRF já contempla a autorização para aumento de capital independentemente de reforma estatutária, exclusivamente por deliberação do Conselho de Administração.

56. Entretanto, mesmo cientes dessa possibilidade, os acionistas da Companhia, seja originalmente, seja na reforma procedida em 2016 – que visou a facilitar a capitalização da BRF – sempre restringiram a incidência da exceção à obrigação de realizar a OPA Estatutária à hipótese em que um acionista atinja Participação Relevante no âmbito de uma "*emissão primária, que tenha sido aprovada em Assembleia Geral de acionistas da Companhia, de acordo com as regras previstas na regulamentação aplicável*" (grifou-se).

57. Trata-se, portanto, de uma opção explícita e reiteradamente feita pelos acionistas da BRF, de exigir que a proposta de contrato em que se constitui a deliberação de um aumento de capital, que possa vir a permitir ao subscritor eximir-se da obrigação de lançar uma OPA Estatutária caso ultrapasse a Participação Relevante, seja aprovada por eles próprios, acionistas, em assembleia geral que defina os elementos essenciais da operação (ressalvada apenas a possiblidade de delegação da fixação do preço de emissão ao Conselho de Administração, caso as ações sejam objeto de distribuição pública).

58. Em outras palavras, ao excepcionar a obrigação de lançamento da OPA Estatutária apenas no âmbito de um aumento de capital aprovado pela Assembleia Geral, o Estatuto Social optou por restringir tal dispensa às situações em que as condições do aumento de

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[38] Cf. EIZIRIK, Nelson. **A Lei das S/A Comentada.** 3ª ed. rev. e ampl. Vol. 3. São Paulo: Quartier Latin, 2021, p. 316.

capital são exclusivamente estipuladas por aquele órgão, na forma do artigo 166, IV da Lei das S.A., que pressupõe, inclusive, reforma estatutária para refletir o valor do novo capital social.

59. Ocorre que, embora a proposta da administração da BRF submetida à AGE contemple simultaneamente *(i)* o aumento do limite do capital autorizado previsto no Estatuto Social; e *(ii)* a aprovação do Aumento de Capital, ela não preenche o requisito da exceção estatutária.

60. De fato, conforme indicado no edital de convocação e na proposta da administração para a AGE, a deliberação acerca do Aumento de Capital se restringirá a *(i)* aprovar a quantidade máxima de ações a serem emitidas no âmbito da pretendida oferta pública com esforços restritos, sem a fixação de qualquer quantidade mínima; *(ii)* determinar que do valor total da oferta (que, repita-se, não será definido pela AGE), R$500.000.000,00 serão destinados ao capital social e o saldo restante será destinado à formação de reserva de capital; *(iii)* autorizar o Conselho de Administração a não implementar ou cancelar o Aumento de Capital sem a necessidade de ratificação pela assembleia; e *(iv)* autorizar o Conselho de Administração a definir a quantidade de ações a ser emitida (respeitada a quantidade máxima estabelecida), aprovar o preço por ação e homologar o Aumento de Capital.

61. É evidente, portanto, que apesar de a ordem do dia da AGE mencionar expressamente a aprovação do Aumento de Capital, a análise das matérias submetidas à assembleia revela, na verdade, que as principais condições da operação serão estabelecidas (e, portanto, o aumento de capital será de fato aprovado) pelo Conselho de Administração.

62. Isso porque a modificação do capital social de uma companhia consiste justamente no aumento (ou redução) "*do número de unidades fixado no estatuto como expressão do*

montante do capital social"[39], elemento nuclear daquela deliberação e decisão que, no âmbito do Aumento de Capital, ficará a cargo do Conselho de Administração.

63. Não é só. Segundo os termos da ordem do dia também competirá ao Conselho de Administração definir a quantidade mínima de ações a serem ofertadas, o preço de emissão (esta a única matéria para a qual a Lei das S.A admite delegação ao Conselho), as condições e prazos aplicáveis à integralização das ações e o prazo para exercício da prioridade pelos atuais acionistas.[40]

64. Em outras palavras, da deliberação que seria tomada pela AGE não resultaria qualquer proposta, fosse destinada aos atuais acionistas, fosse ao público em geral, cuja aceitação seria capaz de formar contrato de subscrição. No modelo adotado, isso apenas ocorrerá após a deliberação ulterior do Conselho de Administração que estabelecer todas as mencionadas condições da operação.

65. No caso da BRF, o Conselho de Administração sequer necessitaria de aprovação ou autorização específica da AGE para implementar o Aumento de Capital da forma como proposto (variando apenas a quantidade de ações passíveis de emissão, a depender de ser ou não reformado o limite do capital autorizado, conforme previsto no primeiro item da ordem do dia da AGE).

66. Não há, por certo, qualquer irregularidade em submeter determinadas características de um potencial aumento de capital a ser eventualmente aprovado pelo Conselho de Administração à prévia aprovação dos acionistas, para limitar a discricionariedade da decisão a ser posteriormente tomada pelos administradores.

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[39] Cf. COLONNA ROSMAN, Luiz Alberto. Modificação do Capital Social. *In*: PEDREIRA, José Luiz Bulhões; LAMY FILHO, Alfredo (Org.). **Direito das Companhias**. 2ª ed. Rio de Janeiro: Forense, 2017, p. 990.
[40] A proposta da administração esclarece que o aumento de capital será realizado com a exclusão do direito de preferência, nos termos do artigo 172, I da Lei das S.A. e do Artigo 8º do Estatuto Social da BRF, sendo assegurada, entretanto, a prioridade dos atuais acionistas para a subscrição das ações a serem ofertadas, na forma prevista na Instrução CVM nº 476/09. Entretanto, a proposta da administração não contém qualquer informação sobre os prazos e sobre o exercício daquela prioridade, que serão estabelecidos pelo Conselho de Administração.

67. Mas essa delimitação de condições de um futuro aumento de capital a ser (possivelmente) deliberado pelo Conselho de Administração não constitui uma deliberação assemblear de aprovação de um aumento de capital.

68. Assim, é forçoso concluir que a eventual aprovação das propostas constantes dos itens (ii) a (vi) da ordem do dia da AGE não seria suficiente para qualificar o Aumento de Capital como uma "*emissão primária, que tenha sido aprovada em Assembleia Geral de acionistas da Companhia*", e portanto não seria suficiente para a aplicação da dispensa à realização da OPA Estatutária, caso algum acionista viesse a atingir a Participação Relevante em decorrência da subscrição das ações que viessem a ser ofertadas após as deliberações do Conselho de Administração.

III.5. Impositiva Interpretação Restritiva da Exceção Estatutária

69. Não se poderia, por outro lado, admitir uma interpretação extensiva do Estatuto Social, aceitando-se que um aumento de capital aprovado pelo Conselho de Administração, mesmo que com alguns termos balizados por uma deliberação anterior de Assembleia Geral, equivalesse a um aumento de capital aprovado pela Assembleia, com a observância de todos os elementos exigidos pela Lei das S.A.

70. Em primeiro lugar, a exceção estatutária é norma cuja dicção direta e clara não deixa margem a dúvidas. Exige-se uma *"emissão primária, que tenha sido aprovada em Assembleia Geral de acionistas da Companhia, de acordo com as regras previstas na regulamentação aplicável"*, o que a Lei das S.A. conceitua como *"deliberação da assembleia-geral extraordinária convocada para decidir sobre reforma do estatuto social"*, nos termos do art. 166, IV.

71. Em um aumento de capital de competência da assembleia geral, a Lei das S.A. somente permite a delegação ao Conselho de Administração da fixação do preço (art. 170, § 2º). Todos os demais elementos devem ser objeto de deliberação pela assembleia geral, o que, como visto, não ocorrerá na AGE, na qual também se pretende delegar ao Conselho a deliberação sobre muitos outros elementos essenciais, a começar pelo montante do aumento de capital.

72. Portanto, a dicção do Estatuto Social está em perfeita sintonia com o modelo legal brasileiro, segundo o qual há dois tipos de aumentos de capital, quanto ao órgão que o aprova: o aumento deliberado pelo conselho de administração (como é permitido no caso da BRF, mas não para os fins da exceção à obrigação de lançar a OPA Estatutária) e o aumento deliberado pela assembleia geral, exigido expressamente pelo estatuto, para efeito da incidência da exceção por ele criada para a realização da OPA Estatutária.

73. Como ensina a Professora Paula Forgioni, *"[n]ão se pode permitir que seja dada ao contrato uma interpretação diversa daquela que pressupõe o comportamento normalmente nele adotado. Isso levaria ao sacrifício da segurança e da previsibilidade jurídicas"*.[41]

74. Especialmente em se tratando do mercado de capitais, essa literalidade induvidosa da regra estatutária deve ser respeitada, pois os investidores adquirem ações com base nos direitos previstos no estatuto social e, como já decidiu a Comissão de Valores Mobiliários, uma guinada de interpretação *"significa insegurança, e portanto custo e fuga dos investidores de longo prazo, para quem a certeza quanto às regras vale tanto, ou mais, quanto as próprias regras"*.[42]

75. Em segundo lugar, a interpretação da cláusula de exceção estatutária em linha com seu sentido expresso é, também, a que melhor se coaduna com a intenção que induvidosamente tiveram os acionistas da BRF, nas diversas oportunidades em que examinaram o tema em assembleia geral a tanto destinada.

76. É que, conforme exposto acima, os acionistas da Companhia, no momento de sua constituição e nas posteriores modificações do Estatuto Social – inclusive naquela procedida em 2016, que alterou os termos da cláusula específica –, limitaram a incidência da exceção à realização da OPA Estatutária à hipótese específica de atingimento da

[41] Cf. FORGIONI, Paula A., **Contratos Empresariais: teoria geral e aplicação.** 6ª ed., São Paulo: Revista dos Tribunais, 2021, p. 232.
[42] Processos nºs RJ/2004/4558, RJ/2004/4559, RJ/2004/4569 e RJ/2004/4583, decididos pelo Colegiado em 21 de setembro de 2004, voto do Presidente Marcelo Trindade.

Participação Relevante no âmbito de uma *"emissão primária"* cujas condições essenciais fossem estabelecidas por eles próprios em sede de Assembleia Geral.

77. Esse não será o caso do Aumento de Capital, caso efetivado da forma como constante da ordem do dia da AGE. Como visto, as condições essenciais do Aumento de Capital serão fixadas pelo Conselho de Administração, inclusive o próprio valor do aumento.

78. Em outras palavras, no caso concreto, não se está diante de um aumento de capital a ser aprovado *"por deliberação da assembleia-geral extraordinária convocada para decidir sobre reforma do estatuto social"*, nos termos do art. 166, IV da Lei das S.A..

79. Trata-se, efetivamente, de um aumento a ser realizado independentemente de reforma estatutária, por deliberação do Conselho de Administração, dentro do limite do capital autorizado, nos termos do artigo 166, II da Lei das S.A. Aliás, a proposta submetida à AGE prevê o aumento do limite do capital autorizado na mesma quantidade de ações que corresponde o número máximo a ser ofertado no âmbito do Aumento de Capital, provavelmente para viabilizar a posterior aprovação do aumento pelo Conselho.

80. Assim, o aumento está apenas sujeito a certas balizas previamente estabelecidas pela Assembleia Geral, mas não à aprovação daquele órgão sobre todos os pontos exigidos pela Lei das S.A. para que o aumento de capital seja considerado como aprovado pela assembleia, a saber: *(i)* o valor do aumento de capital; *(ii)* o preço de emissão; *(iii)* a quantidade de ações a serem emitidas; *(iv)* o prazo para o exercício de direito de preferência pelos antigos acionistas, caso aplicável; *(v)* o prazo e as condições para subscrição e integralização das ações subscritas; e *(vi)* quaisquer outras condições a que o aumento de capital esteja sujeito.

81. Insista-se: a Lei das S.A., no § 2º do art. 170, somente admite, em um aumento de capital de competência da assembleia geral, delegar ao conselho de administração *"a fixação do preço de emissão de ações a serem distribuídas no mercado"*. Todas as demais condições devem ser deliberadas pelos acionistas em assembleia.

82. Em 2016, quando os acionistas da BRF alteraram o estatuto social para dele retirar a necessidade de que o preço de emissão no aumento de capital, capaz de evitar a incidência da OPA Estatutária, equivalesse ao valor econômico das ações, tiveram também a oportunidade de passar a permitir que o próprio aumento de capital fosse deliberado pelo Conselho de Administração, ou que a Assembleia Geral apenas fixasse certos parâmetros de tal aumento. Caso assim tivessem agido, teriam manifestado seu desinteresse pela observância das formalidades de um aumento de capital deliberado por uma assembleia geral. Mas não fizeram nem uma coisa nem outra.

83. O Colegiado da Comissão de Valores Mobiliários também já afirmou que *"[i]nterpretar extensivamente uma regra estatutária, e contra a interpretação que o mercado e os atos societários a ela deram ao longo do tempo, é um risco não para o controlador, mas para o mercado; não para os acionistas titulares de ações ordinárias, mas para a companhia"*.[43]

84. Portanto, a interpretação do estatuto segundo a qual somente um aumento de capital aprovado pela Assembleia Geral – com todas as formalidades e elementos exigidos pela Lei das S.A. – daria ensejo à incidência da exceção ao lançamento da OPA Estatutária, decorre não apenas da sua literalidade, mas também é a que atende à intenção e ao comportamento reiterado das partes – isto é, dos acionistas reunidos em Assembleia Geral destinada à alteração do estatuto –, cuja observância decorre dos arts. 112 e 113, § 1º, I, do Código Civil.

85. Em terceiro e último lugar, a cláusula de exceção estatutária também não pode ser estendida para alcançar uma deliberação que não se adapte ao modelo legal dos aumentos de capital por assembleia geral porque é princípio basilar da hermenêutica jurídica que regras excepcionais – como é o caso das hipóteses de dispensa da OPA Estatutária previstas no Estatuto Social da BRF – devem ser interpretadas restritivamente.

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[43] Processo nº RJ 2005/5203, decidido pelo Colegiado em 24 de agosto de 2005, voto do Presidente Marcelo Trindade. No mesmo sentido, em relação à interpretação da Lei das S.A., Processo nº RJ 2008/4156, decidido pelo Colegiado em 17 de junho de 2008, voto do Diretor Marcos Pinto.

86. Como explica Tercio Sampaio Ferraz Junior, *"uma exceção deve sofrer interpretação restritiva"*, porque *"uma exceção é, por si, uma restrição que só deve valer para os casos excepcionais. Ir além é contrariar sua natureza"*.[44]

87. Anote-se, nesse ponto, que se trata, no caso concreto, de exceção a um direito muito relevante do ponto de vista estrutural e econômico, garantido pelo Estatuto a todos os acionistas na Companhia, qual seja, o de alienar suas ações por peço sensivelmente superior ao valor de mercado, diante de um evento que o conjunto dos acionistas considerou grave: a concentração do capital social, outrora disperso, que tem o condão de alterar significativamente os rumos dos negócios sociais e de afetar a liquidez das ações.

88. Assim, se já seria defeso interpretar de modo extensivo uma norma de exceção, mais ainda o seria neste caso concreto, em que se trata de um direito substancial, protegido pela literalidade do estatuto e cuja possibilidade de afastamento apenas em situações extraordinárias e perfeitamente definidas foi confirmada pela conduta reiterada dos acionistas em Assembleias Gerais que observaram as formalidades e o quórum impostos pela Lei das S.A..

[44] "*Uma interpretação restritiva ocorre toda vez que se limita o sentido da norma, não obstante a amplitude de sua expressão literal. Em geral, o intérprete vale-se de considerações teleológicas e axiológicas para fundar o raciocínio. Supõe, assim, que a mera interpretação especificadora não atinge os objetivos da norma, pois lhe confere uma amplitude que prejudica os interesses, ao invés de protegê-los. Assim, por exemplo, recomenda-se que toda norma que restrinja os direitos e garantias fundamentais reconhecidos e estabelecidos constitucionalmente deva ser interpretada restritivamente. O mesmo se diga para as normas excepcionais: uma exceção deve sofrer interpretação restritiva. No primeiro caso, o* telos *protegido é postulado como de tal importância para a ordem jurídica em sua totalidade que, se limitado por lei, esta deve conter, em seu espírito* (mens legis), *antes o objetivo de assegurar o bem-estar geral sem nunca ferir o direito fundamental que a constituição agasalha. No segundo, argumenta-se que uma exceção é, por si, uma restrição que só deve valer para os casos excepcionais. Ir além é contrariar sua natureza.*" (FERRAZ JR. Tercio Sampaio. **Introdução ao Estudo do Direito. Técnica, Decisão, Dominação.** 4ª. ed. São Paulo: Atlas, 2003, p. 296 – grifou-se). No mesmo sentido, Paula Forgioni, para quem, *"[d]e certa forma, todas essas regras desdobram-se de comando bastante antigo: exceções interpretam-se restritivamente"* (FORGIONI, Paula A., **Contratos Empresariais: teoria geral e aplicação.** 6ª ed., São Paulo: Revista dos Tribunais, 2021, p. 275). Ver também, na doutrina clássica, Carlos Maximiliano: "*Quando um ato dispensa de praticar o estabelecido em lei, regulamento, ou ordem geral, assume o caráter de exceção, interpreta-se em tom limitativo, aplica-se às pessoas e aos casos e tempos expressos, exclusivamente. Parece oportuna a generalização da regra exposta acerca de determinadas espécies de preceitos, esclarecer como se entende e aplica uma norma excepcional. É de Direito estrito; reduz-se à hipótese expressa: na dúvida, segue-se a regra geral. Eis porque se diz que a exceção confirma a regra nos casos não excetuados.*" (MAXIMILIANO, Carlos. **Hermenêutica e Aplicação do Direito.** 20ª ed. Rio de Janeiro: Forense, 2011, p. 190-191 – grifou-se).

– IV –

CONCLUSÃO

89. Diante de todo o exposto, nosso parecer é no sentido de que o Aumento de Capital, da forma como submetido à deliberação pela AGE, não preenche os requisitos previstos na exceção à realização da OPA *Poison Pill*, considerando que as condições essenciais da operação serão estabelecidas pelo Conselho de Administração e não pela Assembleia Geral.

90. Por essa razão, caso as propostas submetidas à AGE venham a ser aprovadas, e algum acionista venha a atingir a Participação Relevante em decorrência da subscrição de ações no Aumento de Capital, estará obrigado a realizar a OPA *Poison Pill,* nos termos do Artigo 41 do Estatuto Social da BRF.

É o Parecer, s.m.j.

Trindade Sociedade de Advogados

Marcelo Trindade
Advogado
Professor do Departamento de Direito da PUC-Rio

André Pitta
Advogado
Mestre e Doutor em Direito Comercial pela USP

De: MARCOS PAULO FELIX DA SILVA <marcosfelix@previ.com.br>
Enviada em: segunda-feira, 17 de janeiro de 2022 12:15
Para: BRF - Relações com Investidores <acoes@brf-br.com>
Cc: LUIZ EDUARDO MARTINS MORGADO <luizmorgado@previ.com.br>; KATIA LUZIA ANTUNES BITTENCOURT <katia@previ.com.br>; SILVIO MOURA DE OLIVEIRA <silviomoura@previ.com.br>; VITOR VALLIM TUPPER <vitorvallim@previ.com.br>
Assunto: AGE BRF de 17/1/2022, 11 h.

Classificação: Pública

Senhor Presidente,

Conforme manifestação de voto exarada nesta Assembleia Geral Extraordinária ("AGE"), ainda em curso, a Previ, relativamente ao item "6", da ordem do dia, ratifica o seu voto de abstenção para este item, tal como ratifica o seu posicionamento de voto de abstenção para os demais itens da ordem do dia desta AGE, solicitando o seguinte registro em ata, caso o aumento de capital e a oferta sejam aprovadas:

- Que a Companhia dê ampla publicidade dos fundamentos que formaram o preço da oferta, bem como da utilização dos recursos a seus acionistas, de forma que a captação proposta ocorra de forma transparente e em conformidade com as melhores práticas de mercado.

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI
pp. Marcos Paulo Félix da Silva

São Paulo, 17 de janeiro de 2022.

BRF S/A

At.: Presidente da Mesa da Assembleia Geral Extraordinária da BRF S/A
via e-mail

MANIFESTAÇÃO DE VOTO

Prezados Senhores,

Fazemos referência à Assembleia Geral Extraordinária da BRF S/A ("**Companhia**"), sendo realizada em 17 de janeiro de 2022, conforme Edital de Convocação e demais documentos divulgados e/ou disponibilizados pela Companhia em 17 de dezembro de 2021 ("**AGE**").

A presente manifestação tem por objetivo apresentar o voto dos acionistas Marfrig Global Foods S/A (CNPJ/ME n.º 03.853.896/0001-40) ("**Marfrig**"), Fundo de Investimento em Ações Colorado – Investimento no Exterior (CNPJ/ME n.º 36.729.776/0001-94) ("**FIA Colorado**") e Marfrig Overseas Ltd. ("**Marfrig Oversas**" e quando em conjunto com a Marfrig e o FIA Colorado, "**Acionistas Marfrig**") com relação às matérias constantes da ordem do dia da AGE, nos termos abaixo.

A participação direta e indireta da Marfrig na Companhia totaliza 249.222.003 ações ordinárias, representativas de 30,67% do capital social total e votante da Companhia, sendo (i) 139.701.135 ações de titularidade direta da Marfrig; (ii) 31.257.243 ações por meio do FIA Colorado; e (iii) 78.263.625 ações por meio de ADRs representativos de ações da Companhia, atualmente detidos por Marfrig Overseas Ltd. ("**ADRs**").

O aumento de capital objeto dessa Assembleia Extraordinária foi proposto pela Diretoria e recomendado pela unanimidade do Conselho Fiscal e pela maioria dos membros do Conselho de Administração, o que mostra que a Administração da Companhia manifestou de forma clara a necessidade do capital para as atividades da Companhia, bem como seu apoio a esta iniciativa.

Os Acionistas Marfrig, por sua vez, também entendem que o aumento de capital proposto pela Administração da Companhia é benéfico e necessário para a Companhia, uma vez que proporcionará o reforço da estrutura de capital e aumento de liquidez da Companhia e, consequentemente, de suas controladas, permitindo que a mesma siga expandindo suas atividades e realizando investimentos estratégicos.

Em decorrência ao exposto acima, os Acionistas Marfrig apresentam suas manifestações de voto no sentido de aprovar <u>todas</u> as matérias constantes da ordem do dia da AGE.

Finalmente, os Acionistas Marfrig ressaltam que (i) não são acionistas controladores da Companhia; e (ii) não indicam membros para a Administração da Companhia.

Os Acionistas Marfrig solicitam que fique consignado em ata que as matérias constantes da ordem do dia da AGE foram aprovadas pela maioria dos acionistas presentes em assembleia, mesmo que desconsiderados os votos proferidos pela Marfrig, pelo FIA Colorado e pela Marfrig Overseas.

Sem mais para o momento, subscrevemo-nos.

Atenciosamente,

Marfrig Global Foods S/A

Fundo de Investimento em Ações Colorado – Investimento no Exterior

Marfrig Overseas Ltd.